

# Citizens First Bancorp, Inc.

## Annual Report 2005


execution
REAL VALUE FOR
business



## GROWTH BY DESIGN




Customer Service

In the five years since our 2001 initial public offering, we have delivered significant shareholder value while building a solid platform for growth. Investments in talented people, innovative products, responsive service, technology upgrades and strategic expansion have driven Citizens *First*'s progress and positioned us for even stronger future performance. We did not get here by chance. We are here by design.


• MAXIMIZE CUSTOMER SERVICE
• CREATE A "REAL TEAM"
• PROVIDE QUALITY PRODUCTS

# GROWTH BY DESIGN


- ACCOUNTABILITY
- INTRANET
MAX

CONTENTS



**Citizens First Bancorp, Inc.**, headquartered in Port Huron, Michigan, offers full-service banking, including a broad range of personal, business, commercial, mortgage, asset management, trust and investment products and services. With $1.65 billion in assets, 390 employees and 25 banking centers and offices – the company's Citizens *First* and Metrobank divisions provide financial services to customers in the southeast Michigan counties of St. Clair, Sanilac, Huron, Lapeer, Macomb and Oakland.

REDESIGN ALL SYSTEMS/PROCESSES

OUR VISION: TO BE

empowerment total involvement

*First* minds of our customers

*First* value of our products

*First* quality of our service

*First* fabric of our communities

*First* reward of our employees

*First* performance of our peers

| | December 31, | | | | March 31, |
|---|---|---|---|---|---|
| | **2005** | 2004[1] | 2003 | 2002[2] | 2002 |
| *(Dollars in thousands)* | | | | | |
| SELECTED CONSOLIDATED FINANCIAL DATA: | | | | | |
| Total assets | **$1,654,223** | $1,393,364 | $1,094,260 | $1,000,184 | $946,356 |
| Cash and cash equivalents | **47,591** | 27,937 | 33,647 | 40,356 | 57,926 |
| Securities available for sale | **87,510** | 93,839 | 79,672 | 100,382 | 118,547 |
| Loans, net | **1,425,036** | 1,192,057 | 929,201 | 819,136 | 735,564 |
| Deposits | **1,072,195** | 933,104 | 748,531 | 671,830 | 634,014 |
| FHLB advances | **346,500** | 232,209 | 172,534 | 173,003 | 151,415 |
| Stockholders' equity | **168,570** | 162,894 | 158,187 | 148,155 | 151,440 |
| Real estate and other assets owned | **1,471** | 1,032 | 443 | 353 | 953 |
| Total nonperforming assets | **22,845** | 11,663 | 4,358 | 2,767 | 2,746 |

| | Year Ended December 31, | | | Nine Months Ended December 31, | Year Ended March 31, |
|---|---|---|---|---|---|
| | **2005** | 2004 | 2003 | 2002 | 2002 |
| Total interest income | **$89,089** | $69,443 | $60,304 | $46,954 | $66,347 |
| Total interest expense | **38,092** | 25,627 | 23,307 | 20,129 | 30,691 |
| Net interest income | **50,997** | 43,816 | 36,997 | 26,825 | 35,656 |
| Provision for loan losses | **2,390** | 1,555 | 1,440 | 892 | 996 |
| Net interest income after provision for loan losses | **48,607** | 42,261 | 35,557 | 25,933 | 34,660 |
| Noninterest income | **6,773** | 5,438 | 10,429 | 5,763 | 4,079 |
| Noninterest expense | **42,068** | 35,270 | 27,410 | 17,670 | 22,773 |
| Income before income taxes | **13,312** | 12,429 | 18,576 | 14,026 | 15,966 |
| Income taxes | **4,278** | 4,200 | 6,255 | 4,842 | 5,418 |
| Net income | **$9,034** | $8,229 | $12,321 | $9,184 | $10,548 |
| Earnings per share, basic | **1.14** | 1.04 | 1.58 | 1.14 | 1.23 |
| Dividends per share | **0.36** | 0.36 | 0.34 | 0.24 | 0.16 |

**Asset Growth Rate**


27.33%
18.72%
14.37%
10.57%
9.41%
5.80%
2002
2002
2003
2004
2005
5-YEAR
Year Ended March 31
Nine Months Ended December 31
Year Ended December 31

**Return on Average Assets**


1.16%
1.26%
1.16%
0.96%
0.62%
0.59%
2002
2002
2003
2004
2005
5-YEAR
Year Ended March 31
Nine Months Ended December 31
Year Ended December 31

| | Year Ended December 31, | | | Nine Months Ended December 31, | Year Ended March 31, |
|---|---|---|---|---|---|
| | **2005** | 2004 | 2003 | 2002 | 2002 |
| PERFORMANCE RATIOS: | | | | | |
| Average yield on interest-earning assets | **6.15%** | 5.64% | 6.08% | 6.52% | 7.49% |
| Average rate paid on interest-bearing liabilities | **3.09** | 2.46 | 2.78 | 3.35 | 4.22 |
| Average interest rate spread | **3.06** | 3.18 | 3.30 | 3.17 | 3.27 |
| Net interest margin | **3.52** | 3.56 | 3.73 | 3.72 | 4.02 |
| Ratio of interest-earning assets to interest-bearing liabilities | **117.45** | 118.31 | 118.32 | 119.83 | 121.71 |
| Net interest income after provision for loan losses to noninterest expense | **115.54** | 119.82 | 129.72 | 146.76 | 152.20 |
| Noninterest expense as a percent of average assets | **2.76** | 2.67 | 2.57 | 2.44 | 2.54 |
| Return on average assets | **0.59** | 0.62 | 1.16 | 1.26 | 1.16 |
| Return on average equity | **5.44** | 5.13 | 8.06 | 8.25 | 7.00 |
| Ratio of average equity to average assets | **10.87** | 12.15 | 14.35 | 15.24 | 16.49 |
| Dividend payout ratio | **33.75** | 37.24 | 23.17 | 22.95 | 14.10 |

| | At or for the Year Ended December 31, | | | | March 31, |
|---|---|---|---|---|---|
| | **2005** | 2004 | 2003 | 2002 | 2002 |
| Leverage capital ratio | **8.4%** | 9.7% | 11.8% | 12.1% | 16.4% |
| Total risk-based capital ratio | **10.6** | 12.8 | 15.8 | 19.5 | 22.0 |
| ASSET QUALITY RATIOS: | | | | | |
| Nonperforming loans as a percent of total loans | **1.48** | 0.88 | 0.42 | 0.29 | 0.24 |
| Nonperforming assets as a percent of total assets | **1.38** | 0.84 | 0.40 | 0.28 | 0.29 |
| Allowance for loan losses as a percent of total loans | **0.94** | 1.12 | 1.24 | 1.33 | 1.47 |
| Allowance for loan losses as a percent of nonperforming loans | **63.4** | 126.7 | 297.9 | 459.1 | 614.6 |
| Net loans charged-off to average loans | **0.18** | 0.08 | 0.10 | 0.10 | 0.11 |
| OTHER: | | | | | |
| Full service banking centers and loan production offices at end of period | **25** | 20 | 16 | 15 | 15 |

*(1) The data for the years ended December 31, 2004 and thereafter include the Metrobank acquisition. See Note 2 to the Company's Consolidated Financial Statements, under Financial Statements and Supplementary Data of this Report for further information.*

*(2) Effective December 31, 2002, the Company changed its fiscal year end to December 31, rather than on March 31. As a result, the tables report the nine month period ended December 31, 2002 and the year ended March 31, 2002.*

**For Citizens *First*, 2005 was a year of achievement and growth. While the strategic investments we have been making to strengthen our competitiveness and accelerate growth are ongoing, we have reached many of the long term strategic goals we set for ourselves in 2001. Continuing to execute our plan, the company is – by design – poised to build upon a foundation of excellent people, products and services.**



For the year ended December 31, 2005, total assets reached $1.65 billion, increasing by $260.9 million or 18.7 percent from 2004. Also in 2005, our total deposits (including wholesale deposits totaling approximately $41.5 million) exceeded $1 billion for the first time in our history, growing $139.1 million to $1.1 billion, or an increase of 14.9 percent from 2004. Net loans, which increased by 19.5 percent during the year, made the largest contribution to our growth, while maintaining asset quality that is equal to or better than industry averages.

Our strategy is to continue this growth by expanding our existing markets while developing the attractive new markets we have entered. These new markets include prosperous Macomb and Oakland counties. The new Banking Center we opened during the year in Marysville and the two new Regional Banking Centers in Lapeer and Chesterfield will help us achieve this planned growth.

Across all areas of the company, we hired 71 new people in 2005 to assure we have the capabilities to provide service and maximize the opportunities that are ahead. We are very proud of the level of talent we have been able to attract to Citizens *First*. These talented people have brought additional energy, expertise and leadership to our organization. Our service-oriented culture respects the customer, encourages teamwork, values integrity, honors diversity and rewards performance. That is what we are all about.

We are beginning to see the contributions we expected from Oakland County based Metrobank, which we acquired in January 2004. The critical tasks of converting all Metrobank systems and technology to the Citizens *First* platform and merging the two bank charters into one bank were completed by October, 2005. In August, upon the retirement of Bob Heinrich, we welcomed Ronald DiCicco, a 33-year veteran of Comerica Bank (Michigan), as president of Metrobank. Ron is taking full advantage of the integration and revitalization accomplished with Bob Heinrich's valuable assistance over the last two years. We are confident Ron and his new leadership team will move the Metrobank franchise to new levels of performance and growth.

Expanding our market "footprint" has been one of our central goals since our initial public offering (IPO) in 2001. We have accomplished that through both organic and external growth, improving our market share in Michigan's "Thumb" region, while extending our services into adjacent markets experiencing economic growth. In Macomb County-which is Michigan's third most populated county-we have opened a new Citizens *First* Regional Banking Center and a Loan Office. And in Oakland County-one of the five wealthiest counties in the nation-we entered the market through the acquisition of Metrobank. Moving forward, we anticipate a moderate pace of expansion, partly due to our cautious attitude toward the economic climate in Michigan. We will ensure the consistency of service, realize efficiencies of scale and achieve returns we anticipate from our long term reinvestments in the company.

**Total Return Performance**



Index Value
250
200
150
100
50
0
213.09
182.90
102.21
March 7, 2001
December 31, 2001
December 31, 2002
December 31, 2003
December 31, 2004
December 31, 2005
Citizens First Bancorp, Inc.
NASDAQ Composite
SNL Midwest Thrift Index


We have learned through experience the only effective response to a difficult business climate is to work smarter and continue to improve our products and services. Despite the still slow-to-recover Michigan economy, a challenging interest rate environment and a 19.3 percent increase in noninterest expense, 2005 net income increased 9.8 percent to $9.03 million. While we constantly work to control the expense side of our business, we believe the strategic investments made during the year in new people, new banking center offices, the integration of Metrobank, a new state-of-the-art data center to bring all of our information technology infrastructure and item processing in house and initiatives to comply with various provisions of the Sarbanes-Oxley Act will give us important new operating efficiencies and organizational capabilities. In short, these investments have – **by design** – strengthened our platform for future growth and will continue to add shareholder value.

Please take a moment to read the following sections of this annual report. I think you will understand the basis for our enthusiasm. Recognizing the dramatic progress and repositioning we have accomplished in five short but eventful years, I hope you join me in looking forward with great confidence in Citizens *First*'s future. We have extended our reach and put in place the right people, technology, systems, products and culture to achieve the long term strategic goals we set in 2001. The plan is working and our focus in 2006 is continuing to put these assets and capabilities to work for you, our shareholders. It's a great time to be a part of Citizens *First* and we thank you for your continuing support and trust.

Marshall J. Campbell

Marshall J. Campbell
Chairman, President and Chief Executive Officer
Citizens *First* Bancorp, Inc.



## Commercial Lending

Headquartered in the Oakland County community of Northville, **CAPROC, Inc.** is a full-service real estate operating company specializing in the acquisition, development, financing and management of real estate assets. Its clients include many of the largest institutional pension funds. Metrobank's responsive commercial lending, depository and cash management services help the company return impressive value to its investors.

*...ene Thompson (right), Chief Operating Officer, CAPROC, Inc.;*
*...etrobank — Teresa Tovar and Carrie Merckling/Retail, Tim Bishop/Commercial*

# GROWTH BY DESIGN:





*Citizens First —*
*Steve LaVigne (left), Ryan Bland (right)*

*...ty Roberts-Burnett (center), St. Clair County Treasurer and Penny*
*Schwelhofer (right), St. Clair County Deputy Treasurer;*
*...First — Don Jensen/Commercial*



## Mobile Banking

One of the ways we grow market share is by bringing the services of Citizens *First* directly to our customers. Each month, our Mobile Banking courier vans and armored vehicles make more than 2,450 pick-ups and deliveries at the offices and facilities of our business banking clients, logging 32,000 miles on the road. These services are redefining convenience for customers throughout our six-county market area who find it less convenient to visit an office or complete transactions online. Our fleet consists of five courier vans and two armored vehicles.

**St. Clair County, Michigan**, requires a range of banking assistance, including lending, depository and Internet banking services. Citizens *First* meets these needs with an understanding of the complex nature of municipal organizations. St. Clair County officials conveniently conduct much of the county's banking operations online and through our Mobile Banking services, saving time and dramatically reducing the need to leave the office.

**Central to our strategy for growth** is an intense focus on service. In addition to offering competitive products and services, building trusted relationships with individuals, businesses and municipal clients requires a sincere commitment to our customers' needs and dreams. That's how Citizens *First* approaches every banking relationship. In the truest sense, the customer's success is our success.

**Owen Tree Service, Inc.**, based in Lapeer County, was founded in the Owen family garage in 1989. Today, the company handles all aspects of tree care for residential, commercial and municipal clients across Michigan. The herbicide division is among the most respected in the Midwest. Citizens *First* has been a part of Owen Tree Service's success, financing all facets of their operations and providing responsive deposit and cash management services.

The **Raider-Dennis Agency**, headquartered in Oakland County, provides insurance, investment advisory and corporate benefits services to families and businesses. In operation for more than four decades, Raider-Dennis, which thrives on its reputation for personalized client solutions, looks to Metrobank for a broad range of deposit, cash management and financing services.

...ndy Owen (top left), Brenda Owen (front right) and Ray Owen (top right), ...wners, Owen Tree Service, Inc. and Owen Tree Service Herbicide Division; Citizens First – Angie Schliter and Travis Gostinger/Retail, ...im McComb/Commercial

Jordan Raider (front right), President and Stewart Raider (center), Executive Vice President, Raider-Dennis Agency; Metrobank – Bill LaRosa/Commercial, Cindy Wells/Retail, Ron DiCicco/President



# FOCUSING ON THE CUSTOMER



...iuseppe Vitale (front left), Owner, Vince Vitale, Jr. (front center), Store Manager and Vince Vitale, Sr. (front right), ...wner, Vince and Joe's International Gourmet Market; Citizens First – Pam Martin/Commercial, ...aria Labie/Mortgage, Jason Ma/Retail

Stephanie Eagen (left), Executive Director of Business and Finance and Michael Jones (center), Superintendent, Port Huron Area School District; Citizens First – Don Jensen/Commercial

Voted "Best Gourmet Food Emporium" by the readers of *The Detroit News*, **Vince and Joe's International Gourmet Market** is one of Macomb County's most popular shopping destinations. Family owned and operated, Vince and Joe's has experienced strong growth. The company's real estate subsidiary, Vitale Plaza, LLC, is developing a beautiful, high-traffic shopping plaza, home to a new Vince and Joe's Market. Citizens *First* mortgage and commercial banking services are helping to make it all happen.



Lee Ghesquierer (front), President, Mercedes-Benz of Novi; Metrobank – Ron DiCicco/President

Citizens *First* provides the **Port Huron Area School District** (the 17th largest school district out of 744 in Michigan with over $96 million in revenue) with comprehensive services, including management of a direct-deposit pay option for all employees. With multiple facilities and offices across the district, the school system makes good use of Citizens *First* Mobile Banking service.

**Mercedes-Benz of Novi** is a luxury automobile dealership, serving the affluent communities of Oakland County. This dealership distinguishes itself through best-in-class products, passionate service and long-term client relationships. Metrobank's trusted professionals provide the dealership with comprehensive commercial banking services.


One of Oakland County's business districts

## Oakland County at a Glance

Oakland County, Michigan, ranks fifth among the nation's wealthiest counties with more than one million population. This prospering area is home to 1.2 million people living in such attractive communities as Bloomfield Hills, Birmingham, West Bloomfield, Rochester, Farmington Hills, Northville and Royal Oak. The homeownership rate in the county is 75 percent, and the economy is diversified and healthy. Of the top 25 employers, 84 percent are in non-automotive industries, with strong concentrations in health care and government.

**GROWTH BY DESIGN:**


enhance P&L by
business unit
COST SAVINGS


A Glen Oak's home in Shelby Township
(model home courtesy of Vitale Companies)
First Bancorp, Inc.

## Macomb County at a Glance

Macomb County, Michigan, with a population of 823,000 is the state's third largest county. Construction activity here has averaged $420 million annually since 2000, with major manufacturing firms investing more than $2 billion in the county since 1990. Two thirds of the top Macomb employers are non-automotive, with concentrations in government, health care, education and retail. Macomb communities, such as Shelby Township, Sterling Heights, Chesterfield and Anchor Bay, are booming with residential growth.

**Extending the reach** of Citizens *First* into prospering markets, adjacent to our historic Thumb-region communities, has attracted new customers and created excellent opportunities for growth. This strategic expansion has been executed with discipline and pace. We work hard to assure that our service culture continues to thrive and our products differentiate us wherever we do business.

In 2005, we completed the integration of Metrobank's systems and governance with Citizens *First*. With this acquisition and subsequent management and technology alignment, we have established a foothold in prosperous Oakland County. As we build brand equity in this new market, we are building on the existing strengths and capacity of our trust, mortgage, commercial and retail banking, and brokerage/investment services. For example, now under the Citizens *First*


Metrobank

Ron DiCicco, New Metrobank President

Farmington Hills Banking Centers' Teams

# EXTENDING OUR REACH



Chesterfield and Shelby Teams – Commercial, Retail, Mortgage

banner, Metrobank's legal lending limit has increased from $3 million to approximately $30 million. The bank is in a position to play a much larger role in the economic future of Oakland County.

Our new Chesterfield Regional Banking Center opened in Macomb County in July 2005. This full-service regional office dramatically improves our presence in one of Michigan's fastest-growing areas. Complementing the Citizens *First* Loan Center in Shelby Township which opened in March 2005, the Chesterfield facility incorporates all our lines of business, serving as our Macomb County flagship location. These new locations closed over $100 million in mortgage loans since they opened.

A new Shelby Loan Center is set for completion in Spring 2006.





## Convenient Banking Options

Time is an increasingly valuable asset for our customers. Drive-through locations are convenient for clients on the go. Over the last several years, we have made substantial investments in the technology required to provide responsive online, telephone and ATM banking options 24 hours a day. Thanks to these options, it is no longer necessary to visit a branch location to complete most everyday and sophisticated banking transactions. Convenience and flexibility are key to the Citizens *First* and Metrobank banking experience.

# GROWTH BY DESIGN:


IMPROVE OUR ASSETS
IMPROVE OUR PRODUCTS
PROVIDE





## Dialogue Banking

We introduced a revolutionary concept in banking, "Dialogue Banking," at our new Chesterfield and Lapeer Regional Banking Centers. This comfortable, one-on-one, personal approach to handling the customer's finances eliminates bank lines and expedites the banking experience.

When customers enter the branch, they are personally greeted by associates who accompany them to private counters. The transactions are processed without the conventional barriers between customer and associate, encouraging dialogue and nurturing improved communication and stronger relationships.

**Building market share** in the competitive banking industry requires a special blend of strategy, technology and human excellence. Responsive products, inspired customer service and unquestioned trust are the building blocks of continuous improvement. Beyond those fundamentals, a successful community bank must also commit itself to being an active citizen in the communities it serves.

In 2005, 45 percent more mortgage loans were closed compared to 2004. This increase occurred when the industry was down approximately 10 percent nationwide. We added nine full-time, commissioned mortgage loan officers during 2005 which had an accretive and immediate impact on our mortgage loan portfolio.

### Citizens *First*'s Data Center

**Our new state-of-the-art Port Huron Data Center, which opened in February 2006, brings all Citizens *First* Information Technology infrastructure – which used to be located in Wisconsin – in house under one roof. Even more important, our updated, fully-integrated systems allow dramatically higher levels of customer service, financial controls and design flexibility. We now have the tools close by to assist our associates in delivering increasingly responsive products and services. The Data Center represents a major investment in the technical side of Customer Relationship Management.**



*...sterfield's New Account Banking*

*Operations and Information Technology Team*


Citizens First
Mortgage Needs?

# BUILDING OUR MARKET SHARE



*...ew Data Center Team*

Consumer Lending had a record year closing more than $125 million in loans. The increase in consumer loans was a result of our ongoing efforts to emphasize cross selling between consumer, mortgage and all other areas of the bank.

Commercial Lending increased as a result of our commitment to building and expanding our existing relationships, as well as attracting new clients. Our focus is to provide innovative solutions to client needs while maintaining the highest degree of credit quality.

In the years since our 2001 initial public offering, we have been building a solid platform for future growth. While putting this investment in place, we have been increasing our market share and expanding our customer base throughout a widening service area. The following average annual rates tell our story over the last five years:

- Commercial Lending has grown its portfolio 51.5 percent to $689.8 million.
- Asset Management and Trust had a 31.3 percent increase of assets held in trust to $283.6 million.
- Total deposits exceeded $1 billion for the first time in our history, an increase of 16.4 percent.
- Consumer Lending portfolio has grown 12.7 percent to $108.6 million.
- Mortgage Lending portfolio had a 7.7 percent increase of loans to $641.1 million.





...perations and Information Technology Team

# GROWTH BY DESIGN:



CREATE A REAL TEAM
FIND THE BEST PEOPLE
MAXIMIZE CUSTOMER SERVICE
bankwide
regional
within each


...arysville Banking Center Manager and
...t. Clair County Regional Banking Center Manager





Growth in Number of Employees
259
275
349
390
2002
2003
2004
2005

**Excellent people** are at the heart of any successful service business. At Citizens *First*, we are especially proud of our people and the performance culture that empowers them. In 2005, we welcomed 71 new employees in essentially all areas of the bank. The additional capacity and talents they bring to Citizens *First* are strengthening our ability to respond to our ever-growing customer base and take full advantage of the programs and infrastructure we have put in place.

We also take pride in the time and attention we invest in preparing our people to deliver extraordinary service and drive revenue. Relationship banking requires both expertise and enthusiasm. Our *Service First* training initiative is an ongoing commitment to our sales and service culture that we believe makes a difference.

It is about our people. Our team is key to our success. We have and will continue to invest in experienced personnel to increase customer service, generate various efficiencies and obtain our overall growth.

*Mortgage and Commercial Team* — *Farmington Team*



# INVESTING IN PEOPLE



*Marine City and Algonac Banking Center Managers, Community Relations Manager – St. Clair & Macomb Counties* — *Lapeer Team*


accuracy
responsiveness
partnership
service
We put service first by doing more than our customer expects
accuracy
courtesy
First
responsiveness
partnership
First
creativity
Service First

**An important part of being a community bank is improving the communities we serve and the quality of life. Through the Citizens*First* Foundation, we provide resources to assist initiatives and organizations focused on improving people's quality of life. Here are three examples of the efforts we supported in 2005:**

## Building Civic Pride

Port Huron, Citizens*First*'s hometown, is known for a lot of things, including breathtaking waterfront vistas, the majestic Blue Water Bridges connecting Canada and the United States, and hockey. During the winter months, indoor and outdoor rinks are bustling with young skaters all hours of the day and night. From 1962 to 1981, the Port Huron Flags professional hockey team commanded a public following rivaling – in passion, if not numbers – the fan base of any sports franchise. Less successful clubs had come and gone. Committed to filling a void in our city's civic heart, the Citizens*First* Foundation worked with other community leaders in 2005 to form a tax-exempt entity and secure a United Hockey League franchise. Thanks in large measure to the Foundation's financial and logistical support, the Port Huron Flags once again rule the ice in McMorran Place Arena.

GROWTH BY DESIGN:



PORT HURON FLAGS


Flags
Our Community,
Citizens First

J. DOUGLAS BROOKS / THE TIMES HERALD

*In March 2005, Port Huron Mayor B. Mark Neal and James R. Currier, Chairman of Henry McMorran Memorial Auditorium Authority, show off a community sign in support of the Port Huron Flags.*

## Responding to Crisis

Unfortunately, the year 2005 will be remembered for the unprecedented destruction and human suffering of Hurricane Katrina. The scenes of devastation along America's Gulf Coast were horrifying. Thanks to a spontaneous outreach program created and executed by the people of Citizens *First* and Metrobank, $72,918.42 was raised in 33 days for hurricane relief efforts. Donations from employees and customers were matched with a $25,000 gift from the Citizens *First* Foundation. The Gulf Coast is a long way from Michigan, but the disaster's impact was felt in the hearts of people throughout our service area.

## Strengthening A Community

There was a very special ribbon-cutting ceremony in Farmington, Michigan, on October 22, 2005. On that day, the Walter E. Sundquist Pavilion and George F. Riley Park were dedicated as the centerpieces of a revitalized public center for this attractive Oakland County community. Planned by a citizens committee, funded by local individuals and businesses – including the Citizens *First* Foundation – and built on land donated by the city, the new facility will be home to a bustling farmers market, concerts, children's activities and other civic events. Thanks to the new pavilion and park, Farmington has a healthier heart and we are proud to have played a part in this model initiative.

# REACHING OUT TO THE COMMUNITY



GENE DAILY / AMERICAN RED CROSS

*Red Cross volunteer assisting with Hurricane Katrina Relief.*





MICHAEL SHORE / MICHAEL SHORE PHOTOGRAPHY

*The Farmer's Market in George F. Riley Park (top). The opening celebration of the Walter E. Sundquist Pavilion and George F. Riley Park (bottom).*



M. Campbell R. Cooley W. Demashkieh C. Kellerman T. Regan T. Kaczperski J. Whipple

**Marshall J. Campbell**
Chairman, President and Chief Executive Officer
Citizens *First* Bancorp, Inc.
Chairman, President and Chief Executive Officer
Citizens *First* Savings Bank

COMMITTEES:
- Proxy
- Asset & Liability

**Ronald W. Cooley**
Director
Citizens *First* Bancorp, Inc.
President
Cooley Enterprises

COMMITTEES:
- Audit
- Proxy
- Compensation
- Nominating

**Dr. Walid Demashkieh, MD, FACS**
Director
Citizens *First* Bancorp, Inc.
Board Certified General Surgeon
Huron Surgical Clinic, PC

COMMITTEES:
- Audit
- Proxy
- Compensation
- Nominating

**Christopher A. Kellerman**
Director
Citizens *First* Bancorp, Inc.
Director
Citizens *First* Savings Bank
President
Star Holdings, Inc.

COMMITTEES:
- Audit
- Proxy
- Compensation
- Asset & Liability

**Timothy D. Regan**
Secretary and Treasurer
Citizens *First* Bancorp, Inc.

COMMITTEES:
- Proxy
- Asset & Liability

**Thomas E. Kaczperski**
Director
Citizens *First* Savings Bank
President
Omega Plastics, Inc.

**Janice U. Whipple**
Director
Citizens *First* Savings Bank
National President
Woman's Life Insurance Society

## SENIOR OFFICERS



**Stephen Armstrong**
Senior Vice President
Chief Lending Officer
Citizens *First*



**Douglas Brandewie**
President
Citizens *First* Mortgage, LLC



**Randy Cutler**
Senior Vice President
Banking Centers
Citizens *First*



**Ronald DiCicco**
Regional President and
Chief Executive Officer
Metrobank



**William Oldford, Jr.**
Senior Vice President
Senior Trust Officer
Citizens *First*



**Timothy D. Regan**
Senior Vice President
Chief Financial Officer
Citizens *First*



**Richard Stafford**
Vice President
Operations Group and
Information Technology
Citizens *First*



**Mark Symkowiak**
Vice President
Human Resources
Citizens *First*

# LOCATIONS


CitizensFirst

## HURON COUNTY

**Bad Axe***
123 N. Port Crescent – 48413
(989) 269-9958

**Harbor Beach***
204 S. Huron – 48441
(989) 479-3271

## LAPEER COUNTY

**Imlay City***
715 S. Cedar St. – 48444
(810) 724-0518

**Lapeer***
807 S. Main St. – 48446
(810) 667-9433

**Lapeer East**
**Regional Banking Center***
567 E. Genesee St. – 48446
(810) 245-4509

## MACOMB COUNTY

**Chesterfield Township**
**Regional Banking Center***
33970 23 Mile Rd. – 48047
(586) 716-3086

**Shelby Township Loan Center**
**(The Corner's Plaza)**
48883 Hayes Rd. – 48315
(586) 532-1674

## OAKLAND COUNTY

**Farmington Hills**
**(Main Office)***
37000 Grand River Ave.
Suite 100 – 48335
(248) 474-6400
(248) 522-3228

**Farmington Hills**
**(12 Mile-Arboretum Center)***
34391 W. 12 Mile Rd. – 48331
(248) 522-3372

**Farmington (Downtown)***
33205 Grand River Ave. – 48336
(248) 522-3353

**Southfield Loan Center**
17288 W. 12 Mile Rd. – 48076
(248) 752-8776

**West Bloomfield**
**(Maple & Haggerty)***
7950 W. Maple Rd. – 48322
(248) 522-3303

## SANILAC COUNTY

**Croswell***
37 N. Howard – 48422
(810) 679-4340

**Lexington***
5536 Main St. – 48450
(810) 359-7947

**Sandusky**
48 S. Elk St. – 48471
(810) 648-3322

## ST. CLAIR COUNTY

**Algonac***
301 Summer St. – 48001
(810) 794-4958

**Fort Gratiot***
4778 24th Ave. – 48059
(810) 385-2672

**Marine City***
210 S. Parker – 48039
(810) 765-3501

**Marysville***
2015 Gratiot Blvd. – 48040
(810) 364-5757

**Marysville Market Center**
**(Meijer)***
205 S. Range Rd. – 48040
(810) 388-9043

**Port Huron (Main Office)***
525 Water St. – 48060
(810) 987-8300
(800) 462-2786

**Port Huron (Hancock)***
1527 Hancock – 48060
(810) 985-5181

**Port Huron Township***
3136 Lapeer Rd. – 48060
(810) 984-1578

**St. Clair***
270 Clinton Ave. – 48079
(810) 329-4705

**Wadhams**
**(Kimball Township)***
2855 Wadhams Rd. – 48074
(810) 982-8505

## ATM-ONLY LOCATIONS

**Almont (Lapeer County)***
208 S. Main
Speedy-Q

**Farmington**
**(Oakland County)***
34505 W. 12 Mile Rd.
Arboretum Office Park

**Farmington Hills**
**(Oakland County)***
31655 W. 11 Mile Rd.
Farmington Hills Police Station

**New Baltimore**
**(Macomb County)***
37750 26 Mile Rd.
Speedy-Q

**Port Huron (St. Clair County)***
3403 Lapeer Rd.
Baker College Student Lounge

**Port Huron (St. Clair County)***
223 Huron Ave.
Main Street Downtown

**Port Huron (St. Clair County)***
701 McMorran Blvd.
McMorran Arena

**Port Huron (St. Clair County)***
323 Erie St.
St. Clair County Community
College Student Center

**Sandusky (Sanilac County)***
131 W. Sanilac

**St. Clair (St. Clair County)***
2293 Fred W. Moore Hwy.
Speedy-Q

*ATM located on premises

# SHAREHOLDER INFORMATION

Financial performance is a defining characteristic of Citizens *First* Bancorp, Inc. and its subsidiaries. Achieving consistent long-term growth is our goal and we are making the investments in people and technology that will help us cultivate supremely satisfied shareholders.

**APPROXIMATE OWNERSHIP DISTRIBUTION OF REGISTERED HOLDERS**
as of March 24, 2006

| Type of Owner | Owners | Shares |
|---|---|---|
| Individuals | 270 | 242,499.5 |
| Joint Accounts | 540 | 158,367.6 |
| Trust Accounts | 71 | 65,968.0 |
| Corporation Accounts | 83 | 1,123,622.2 |
| Custodian Accounts | 45 | 3,820.5 |
| IRA Accounts | 3 | 16,288.2 |
| Brokers/Securities Dealers | 1 | 7,916,195.0 |
| **Total** | **1,013** | **9,526,761** |

| Ownership by State | Owners | Shares |
|---|---|---|
| Arizona | 2 | 310.4 |
| California | 2 | 76.0 |
| Connecticut | 2 | 1,368.4 |
| Florida | 9 | 11,658.2 |
| Georgia | 5 | 215.0 |
| Idaho | 1 | 200.0 |
| Illinois | 4 | 24,336.3 |
| Indiana | 2 | 1,233.0 |
| Michigan | 956 | 1,532,135.2 |
| Missouri | 1 | 26.3 |
| Nebraska | 1 | 2,000.0 |
| New Jersey | 3 | 2,556.2 |
| New York | 3 | 7,916,918.5 |
| North Carolina | 1 | 700.0 |
| Ohio | 2 | 352.6 |
| Pennsylvania | 1 | 42.2 |
| South Carolina | 1 | 1,000.0 |
| Tennessee | 5 | 260.5 |
| Texas | 5 | 3,100.0 |
| Virginia | 2 | 201.0 |
| Wisconsin | 5 | 28,071.2 |
| **Total** | **1,013** | **9,526,761** |

**CORPORATE GOVERNANCE PRINCIPLES**

The Directors, management and employees of Citizens *First* Bancorp, Inc. are committed to achieving our corporate objectives as a savings and loan holding company for the benefit of our stockholders, customers, communities and employees. We are proud of the trust we have earned over more than 67 years in business, and believe that sound corporate governance principles and ethical business practices are essential to operating efficiently and maintaining our integrity in the marketplace. A more complete statement of Citizens *First* Bancorp's Corporate Governance Principles and Board Matters is included in the Proxy Statement sent to stockholders in connection with the 2006 annual meeting of stockholders and is posted, along with our Code of Business Conduct, on our website, ***www.cfsbank.com***.

**ANNUAL MEETING OF SHAREHOLDERS**

The 2006 Annual Meeting of Citizens *First* Bancorp, Inc., Shareholders will be held at 10 a.m., Eastern time, Thursday, May 25, 2006 at the St. Clair County Community College, Citizens *First* M-Tec Center, 323 Erie Street, Port Huron, Michigan.

**CORPORATE ADDRESS**

Citizens *First* Bancorp, Inc.
525 Water Street
Port Huron, MI 48060
Telephone: (810) 987-8300 or (800) 462-2786
Website: ***www.cfsbank.com***

**INDEPENDENT AUDITORS**

BDO Seidman, LLP
99 Monroe Avenue NW, Suite 800
Grand Rapids, MI 49503

**FORM 10-K**

Copies of Form 10-K, Securities and Exchange Commission Annual Report, are available. Requests should be directed to:

Timothy D. Regan, Secretary and Treasurer
Citizens *First* Bancorp, Inc.
525 Water Street
Port Huron, MI 48060

Citizens *First* Bancorp, Inc.'s public filings are also available on the Internet at the website maintained by the Securities and Exchange Commission at **www.sec.gov**. In addition, our annual report or transition reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are made available free of charge through our website as soon as reasonably practicable after we electronically file them with the Securities and Exchange Commission.

**TRANSFER AGENT**

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

**REGISTRAR OF STOCK**

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

# FINANCIAL REVIEW

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**GENERAL** – Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes contained in this Annual Report to Stockholders.

**FORWARD-LOOKING STATEMENTS** – The Company may from time to time make written or oral "forward-looking statements." These forward-looking statements may be contained in this Form 10-K filed with the Securities and Exchange Commission (the "SEC"), in other filings with the SEC and in other communications by the Company and the Bank, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs, loan loss allowances and provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, capital and other expenditures and synergies, efficiencies, cost savings, deposit gathering and funding and other advantages expected to be realized from various activities. The words, "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," "project," "predict," "continue," and similar expressions are intended to identify forward-looking statements.

Forward-looking statements include statements with respect to the Company's beliefs, plans, strategies, objectives, goals, expectations, anticipations, estimates or intentions that are subject to significant risks or uncertainties or that are based on certain assumptions. Future results and the actual effect of plans and strategies are inherently uncertain, and actual results could differ materially from those anticipated in the forward-looking statements, depending upon various important factors, risks or uncertainties as discussed in, but not limited to, the Risk Factors listed below.

## RISK FACTORS

### Significant Competition from an Array of Financial Service Providers

Our ability to achieve strong financial performance and a satisfactory return on investment to shareholders will depend in part on our ability to expand our available financial services. In addition to the challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. If we fail to adequately address each of the competitive pressures in the banking industry, our financial condition and results of operations could be adversely affected.

### Economic Downturn

A general economic slowdown in the geographic region where the Company operates could negatively impact our business. The Company's profitability is primarily dependent on the profitability of the Bank, which operates in the Southeastern portion of the State of Michigan. In addition to adverse changes in general economic conditions in the United States, unfavorable changes in economic conditions affecting the geographic region in which the Company operates, such as adverse effects of weather or changes in the automotive industry, may have a significant adverse impact on operations of the Company. An economic slowdown could have the following consequences:

- Loan delinquencies may increase;
- Problem assets and foreclosures may increase;
- Demand for the products and services of the Company may decline; and
- Collateral (including real estate) for loans made by the Company may decline in value, in turn reducing customers' borrowing power, and making existing loans less secure.

### General Credit Risk

The risk of nonpayment of loans is inherent in commercial banking. Such nonpayment could have an adverse effect on the Company's earnings and our overall financial condition as well as the value of our common stock. Management attempts to reduce the Company's credit exposure by carefully monitoring the concentration of its loans within specific industries and through loan application and approval procedures. However, there can be no assurance that such monitoring and procedures will reduce such lending risks. Credit losses can cause insolvency and failure of a financial institution and, in such event, its shareholders could lose their entire investment.

### Environmental Risks

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

### Susceptibility to Changes in Regulation

Any changes to state and federal banking laws and regulations may negatively impact our ability to expand services and to increase the value of our business. We are subject to extensive state and federal regulation, supervision, and legislation that govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. In addition, the Company's earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve. These policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve influences the size and distribution of bank reserves through its open market operations and changes in cash reserve requirements against member bank deposits. The Gramm-Leach-Bliley Act regarding financial modernization that became effective in November, 1999 removed many of the barriers to the integration of the banking, securities and insurance industries and is likely to increase the competitive pressures upon the Company. We cannot predict what effect such Act and any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, but such changes could be materially adverse to our financial performance.

### Interest Rate Risk

Changes in interest rates affect our operating performance and financial condition in diverse ways. Our profitability depends in substantial part on our "net interest spread," which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads for other financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as "interest rate risk." Over the last few years, the Company, along with most other financial institutions, has experienced a "margin squeeze" as lower interest rates have made it difficult to maintain a more favorable net interest spread.

The Company manages interest rate risk within an overall asset/liability framework. The principal objectives of asset/liability management are to manage sensitivity of net interest spread and net income to potential changes in interest rates. Funding positions are kept within predetermined limits designed to ensure that risk-taking is not excessive and that liquidity is properly managed. In the event that our asset/liability management strategies are unsuccessful, our profitability may be adversely affected. For more information regarding the Company's exposure to interest rate risk, see the section captioned "**QUANTITATIVE ASPECTS OF MARKET RISK**" of this Annual Report to Stockholders.

### Attraction and Retention of Key Personnel

Our success depends upon the continued service of our senior management team and upon our ability to attract and retain qualified financial services personnel. Competition for qualified employees is intense. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required in carrying out our strategy. If we lose the services of our key personnel, or are unable to attract additional qualified personnel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

### Dividend Payout Restrictions

We currently pay a quarterly dividend on our common shares. However, there is no assurance that we will be able to pay dividends in the future. Dividends are subject to determination and declaration by our board of directors, which takes into account many factors. The declaration of dividends by us on our common stock is subject to the discretion of our board and to applicable state and federal regulatory limitations. The Company's ability to pay dividends on its common stock depends on its receipt of dividends from the Bank. The Bank is subject to restrictions and limitations in the amount and timing of the dividends it may pay to the Company.

### Anti-Takeover Provisions

Provisions of our Articles of Incorporation and Delaware law could have the effect of discouraging takeover attempts which certain stockholders might deem to be in their interest. These anti-takeover provisions may make us a less attractive target for a takeover bid or merger, potentially depriving shareholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.

### Operational Risks

We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

### Information Systems

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

### Technological Advances

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

### Severe Weather, Natural Disasters, Acts Of War Or Terrorism and Other External Events

Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

### Trading Volume Risks

Although our common stock is listed for trading on the Nasdaq National Market, the trading volume in our common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

### Our Common Stock Is Not An Insured Deposit

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this report and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

This list of important factors is not exclusive. These risks and uncertainties should be considered in evaluating forward-looking statements, and undue reliance should not be placed on these statements. Neither the Company nor the Bank undertakes – and each specifically disclaims any obligation – to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or the Bank or to release publicly the result of any revisions that may be made to any forward-looking statements, including revisions to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

## OVERVIEW

The Company currently operates as a community-oriented financial institution that accepts deposits from the general public in the communities surrounding its 23 full-service banking centers and 2 loan production offices. The deposited funds, together with funds generated from operations and borrowings, are used by the Company to originate loans. The Company's principal lending activity is the origination of mortgage loans for the purchase or refinancing of one-to-four family residential properties. The Company also originates commercial and multi-family real estate loans, construction loans, commercial loans, automobile loans, home equity loans and lines of credit and a variety of other consumer loans.

This was a year of significant investment by the Company in its core infrastructure. To position itself for further growth, the Company opened five additional branch and loan production offices during 2005 which has allowed the Company to further expand into Macomb and Lapeer counties. This expansion, along with an aggressive pricing strategy on both the loan and deposit side, has led to significant growth in both loans and deposits and resulted in an overall increase in the Bank's market share. Nonetheless, the current interest rate environment coupled with our aggressive pricing strategy continues to contribute to further compression in the Company's net interest margin.

The Company also made other significant investments in core infrastructure this year, including successfully integrating the operations of Metrobank and Citizens *First* Savings Bank under the charter of the latter. This process was undertaken to enhance productivity and increase the Company's overall profitability. In addition, the Company is currently in the process of discontinuing the outsourcing of its item processing and core system to a third-party service provider. The Company expects that the financial investment necessary to bring this function "in-house" will lead to cost-savings going forward.

Finally, the year also reflects the Company's first full year of operation under the mandates of Section 404 of the Sarbanes-Oxley Act, which requires management to develop and maintain a comprehensive process for assessing the effectiveness of the Company's internal controls over financial reporting and to issue a report on its assessment. As with all other publicly traded companies, establishing these procedures was costly and time consuming. However, the Company expects its fees for professional services related to compliance with Section 404 of the Act to level off on a going-forward basis.

## CRITICAL ACCOUNTING POLICIES

Management has established various accounting policies that govern how accounting principles generally accepted in the United States of America are used to prepare the Company's financial statements. The Company's significant accounting policies are described in the Notes to the Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report. Certain accounting policies require management to make estimates and assumptions about matters that are highly uncertain and as to which different estimates and assumptions would have a material impact on the carrying value of certain of the Company's assets and liabilities, on the Company's net income and on the Company's overall financial condition and results of operations. The estimates and assumptions management uses are based on historical experience and other factors, which management believes to be reasonable under the circumstances. Actual results could differ significantly as a result of these estimates and assumptions, and different estimates and assumptions could have a material impact on the carrying value of certain of the Company's assets and liabilities, on the Company's net income and on the Company's overall financial condition and results of operations for future reporting periods. Management believes that the Company's "critical accounting policies" relate to the Company's securities, allowance for loan losses, its valuation of its mortgage servicing rights and goodwill and intangibles. These policies are described in more detail below.

**SECURITIES** – Securities are evaluated to determine whether a decline in their value below amortized cost is other-than-temporary. Management and the Asset/Liability Committee systematically evaluate securities for other-than-temporary declines in market value on a quarterly basis. Management utilizes criteria such as the magnitude and duration of the decline, trends of the respective indices, historical rate patterns and their relation to the expected rates, in addition to the reasons underlying the decline, to determine whether the loss in value is other-than-temporary. The term "other-than-temporary" is not intended to indicate that the decline is permanent. It indicates that the prospects for a near term recovery of value are not necessarily favorable. Once a decline in value below amortized cost is determined to be other-than-temporary, the value of the security is reduced to its fair value, forming a new cost basis for the investment, and a corresponding charge to earnings is recognized.

**ALLOWANCE FOR LOAN LOSSES** – The Company recognizes that losses will be experienced from originating loans and that the risk of loss will vary with, among other factors, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. To reflect the perceived risk associated with the Company's loan portfolio, the Company maintains an allowance for loan losses to absorb potential losses from loans in its loan portfolio. As losses are estimated to have occurred, management establishes a provision for loan losses, which is charged directly against earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is assured. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses represents management's estimate of probable losses based on information as of the date of the financial statements. Management evaluates whether the Company's loan loss allowance is adequate at least quarterly by assessing the expected losses inherent in its loan portfolio. Management first reviews perceived higher risk loans, such as commercial and multi-family real estate loans and loans with significant balances, and establishes an allowance for those loans. Second, management reviews loans that have deteriorated below certain levels of credit risk, including impaired, or likely uncollectible loans, and loans that have been classified as "watch list" loans, and attributes a specified loan loss allowance to these reviewed loans. For additional information regarding how management determines whether a loan is impaired, or likely uncollectible, see Note 1 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report. Third, an appropriate level of loan loss is then determined for the remaining balance of the loan portfolio by applying varying loan loss factors. Management then analyzes whether the combined loan loss allowance is adequate by considering other factors that may have an impact on the performance of the loan portfolio, such as trends in real estate and collateral values, and adjusts the overall loan loss allowance if appropriate.

No assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will be unnecessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses or if historical trends change. Nevertheless, management believes that, based on information currently available, the Company's allowance for loan losses is sufficient to cover losses inherent in its loan portfolio at this time. In addition, it is uncertain whether various regulatory agencies, as an integral part of their examination process and in reviewing the Company's loan portfolio, will request that the Company increase its allowance for loan losses. The Company believes, however, that it has established its existing loan loss allowance in conformity with generally accepted accounting principles. These agencies could, nevertheless, require the Company to provide additions to the allowance for loan losses based upon judgments of the agencies that are different from the judgments of management.

In the last few years, the percentage of the loan loss allowance to total loans has decreased. The Company reviews the allowance for loan losses on a monthly basis and establishes a provision based on actual and estimated losses inherent in the portfolio. Because the estimates and assumptions underlying the Company's allowance for loan losses are inherently uncertain, different estimates and assumptions could require a material increase in the allowance for loan losses. Any material increase in the allowance for loan losses could have a material adverse effect on the Company's net income and results of operations.

**VALUATION OF MORTGAGE SERVICING RIGHTS** – The Company routinely sells its originated residential mortgage loans to investors, mainly Freddie Mac and Fannie Mae. Although the Company sells the mortgage loans, it frequently retains the servicing rights, or the rights to collect payments and otherwise service these loans, for an administrative or servicing fee. The mortgage loans that the Company services for others are not included as assets in the Company's consolidated balance sheet. Loans serviced for others were approximately $648.9 million and $574.4 million at December 31, 2005 and December 31, 2004, respectively.

The Company's mortgage servicing rights relating to loans serviced for others represent an asset of the Company. This asset is initially capitalized and included in other assets on the Company's consolidated balance sheet. The mortgage servicing rights are then amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying mortgage servicing rights. There are a number of factors, however, that can affect the ultimate value of the mortgage servicing rights to the Company, including the estimated prepayment speed of the loan and the discount rate used to present value the loan. For example, if the mortgage loan is prepaid, the Company will receive fewer servicing fees, meaning that the present value of the mortgage servicing rights is less than the carrying value of those rights on the Company's balance sheet. Therefore, in an attempt to reflect an accurate expected value to the Company of the mortgage servicing rights, the Company receives a valuation of its mortgage servicing rights from an independent third party. The independent third party's valuation of the mortgage servicing rights is based on relevant characteristics of the Company's loan servicing portfolio, such as loan terms, interest rates and recent prepayment experience, as well as current market interest rate levels, market forecasts and other economic conditions. Based upon the independent third party's valuation of the Company's mortgage servicing rights, management then establishes a valuation allowance by each strata, if necessary, to quantify the likely impairment of the value of the mortgage servicing rights to the Company. The estimates of prepayment speeds and discount rates are inherently uncertain, and different estimates could have a material impact on the Company's net income and results of operations. The valuation allowance is evaluated and adjusted quarterly by management to reflect changes in the fair value of the underlying mortgage servicing rights based on market conditions.

The balances of the Company's capitalized mortgage servicing rights, net of valuation allowance, included in the Company's other assets at December 31, 2005 and December 31, 2004 were $4.1 million and $3.9 million, respectively. The fair values of the Company's mortgage servicing rights were determined using annual constant prepayment speeds of 7.87% and 10.22% and discount rates of 8.50% and 7.50% at December 31, 2005 and December 31, 2004, respectively. (Constant prepayment speeds are a statistical measure of the historical or expected prepayment of principal on a mortgage.) Different estimates of the prepayment speeds and discount rates or different assumptions could have a material impact on the value of the mortgage servicing rights and, therefore, on the Company's valuation allowance. For further discussion of the Company's valuation allowance and valuation of mortgage servicing rights, including a table setting forth the valuation allowances established by management with regard to the Company's mortgage servicing rights for the previous three periods, see Note 6 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report. As can be seen in that table, prepayments have decreased and discount rates have increased over the past twelve months. As a result of the combined effect of these conditions, the estimated fair value of the Company's mortgage servicing rights has increased.

**GOODWILL AND INTANGIBLES** – Goodwill and intangible assets arising from business acquisitions represent the value attributable to identifiable (core deposits) and unidentifiable (goodwill) intangible elements in the business acquired. The fair value of goodwill and intangibles is dependent upon many factors, including the Company's ability to provide quality, cost effective services in the face of competition from other financial institutions. A decline in earnings as a result of business or market conditions, a lack of growth or the Company's inability to deliver cost effective services over sustained periods can lead to impairment of goodwill and intangibles which could adversely impact earnings in future periods.

The annual test of goodwill impairment is performed during the fourth quarter of each fiscal year by comparing the fair value of the Company to the book value of the Company. If the book value is in excess of the fair value, impairment is indicated and the goodwill must be written down to its fair value. For a further discussion of the Company's goodwill and intangibles, refer to Note 2 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report.

### COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2005 AND 2004

**TOTAL ASSETS** – Total assets increased $260.9 million, or 18.7%, to $1.7 billion at December 31, 2005 from $1.4 billion at December 31, 2004, primarily due to:

- a $233.0 million, or 19.5%, increase in loans, which is explained in more detail below,
- a $5.6 million, or 18.1%, increase in premises and equipment, due to the purchase of land for future branch expansion in the Company's market area, the remodeling of the Company's main office and additional capital improvements as a result of remodeling of our other branches, and 5 additional banking centers,
- a $19.7 million, or 70.4%, increase in cash and equivalents due to timing differences, and
- a $4.2 million, or 30.8%, increase in Federal Home Loan Bank (FHLB) stock, due to increased borrowings from the FHLB which, in turn, required an increased investment in FHLB stock.

The increases in assets at December 31, 2005, as compared to assets at December 31, 2004, described above were partially offset by a decrease in securities available for sale of approximately $6.3 million, or 6.7%, due to maturities of investments and using the cash flow of these maturities to pay off federal funds borrowed.

The Company's net loans to assets ratio at December 31, 2005 was 86.1% compared to 85.6% at December 31, 2004, as a result of the $233.0 million increase in loans referred to above. The increase in loans was a result of the Company's operating strategy of controlled balance sheet growth and consisted primarily of:

- a $72.4 million, or 20.9%, increase in commercial real estate loans to $418.3 million,
- a $49.0 million, or 22.0%, increase in commercial loans to $271.4 million,
- a $51.4 million, or 166.3%, increase in construction loans to $82.3 million,
- a $18.2 million, or 16.1%, increase in home equity loans and lines of credit to $131.4 million, and
- a $18.0 million, or a 19.8%, increase in consumer loans to $108.6 million primarily in vehicles loans.

The increase in commercial and commercial real estate loans was primarily due to the development of new business relationships in the new markets where we have concentrated our growth efforts and growth of existing clients. The increase in consumer loans was a result of ongoing efforts to emphasize growth in shorter term commercial and consumer loan products. Additionally, we added several experienced mortgage loan officers during 2005 which had an accretive and immediate impact on the mortgage loan portfolio in the form of home equity lines of credit and construction loans. We expect the balances in these types of loans to increase during 2006, however, to a much lesser extent given the current rising interest rate environment.

**TOTAL LIABILITIES** – Total liabilities increased $255.2 million, or 20.7%, from $1.2 billion at December 31, 2004 to $1.5 billion at December 31, 2005. The increase was primarily due to the following:

- a $139.1 million, or 14.9%, increase in deposits from $933.1 million at December 31, 2004 to $1.1 billion at December 31, 2005, and
- a $114.7 million, or 39.9%, increase in borrowed funds to fund loan growth which primarily consisted of a $114.3 million, or 49.2%, increase in FHLB advances from $232.2 million at December 31, 2004 to $346.5 million at December 31, 2005, partially offset by a net decrease of $6.1 million, or 60.5%, in the bank line of credit.

The overall increase in deposits was primarily invested in loans. The increase in deposits was a result of the Company's greater emphasis on building additional relationships with new and existing customers and revisiting our competitive pricing structure on a regional basis. During 2005, we increased our rates offered on deposits based on several modeling analyses and overall interest rate market. While our deposits have grown during 2005, we expected continued intense competition for deposit share in our markets. As part of our strategic plan, we believe we have a tremendous amount of opportunity to increase the number of products per household, which improved from 2.03 to 2.51 at December 31, 2004 and December 31, 2005, respectively. The $139.1 million increase in deposits at December 31, 2005 compared to December 31, 2004 was primarily due to the following:

- a $22.1 million, or 24.7%, increase in noninterest bearing deposits,
- a $16.6 million, or 6.5%, increase in money market accounts, and
- a $137.1 million, or 38.0%, increase in certificates of deposit, of which $41.5 million related to brokered deposits.

The increases in the certificates of deposit accounts were primarily due to lower overall rates in short-term accounts. The growth in noninterest bearing deposits and money market accounts was partially due to growth in business deposit accounts as part of our ongoing effort to attract and retain deposit relationships with businesses throughout our market areas.

The increase in deposits at December 31, 2005, as compared to at December 31, 2004, was partially offset by a decrease in NOW checking accounts of $38.4 million, or 29.6%, primarily due to customers transferring deposits to higher earning certificates of deposits.

**QUALITY OF ASSETS** – Nonperforming loans were 1.48% of total loans at December 31, 2005, compared to 0.88% at December 31, 2004. Nonperforming loans increased $10.7 million, or 101.1%, to $21.4 million at December 31, 2005 from $10.6 million at December 31, 2004. Approximately 82% of the total increase in nonperforming loans was due to the overall general growth of the portfolio, in addition to commercial loans which, primarily represents three commercial loan relationships that were previously considered "watch" credits by management at December 31, 2004. These three loan relationships have either deteriorated or have been placed under forbearance agreements by management. Additionally, the increase in nonperforming real estate and consumer loans were partially attributable to general poor economic conditions in the State of Michigan (including a statewide unemployment rate that is higher than the national average), loans that deteriorated during the course of 2005 and our change in policy in regards to the criteria necessary to classify a loan as performing or nonperforming. The Company believes that the collateral attached to these relationships is adequate or that specific reserves have been allocated to cover any potential impairment. See the LOANS section of Note 1 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report for more information.

Nonperforming assets, which includes nonperforming loans and real estate and other assets owned by the Company after foreclosure, increased $11.2 million, or 95.9%, to $22.8 million, or 1.38%, of total assets, at December 31, 2005, as compared to $11.7 million, or 0.84%, of total assets at December 31, 2004. This increase in nonperforming assets was due to the increase in nonperforming loans as described above along with a nominal $439,000 increase in other real estate owned. The allowance for loan losses remained constant at $13.5 million at December 31, 2005 and December 31, 2004, or 0.94%, of total loans and 63% of nonperforming loans at December 31, 2005, as compared to 1.12% of total loans and 127% of nonperforming loans at December 31, 2004. During 2005, we took a proactive and aggressive approach in addressing delinquent loans and enhanced monitoring systems to ensure that the Company maintains asset quality to the highest levels. Additionally, the bankruptcy laws changed during the last quarter of 2005, and similar to other financial institutions, the Company experienced an increase in nonperforming loans and charge-offs in 2005. As such, net charge-offs increased from $882,000 to $2.3 million for the years ended December 31, 2004 and December 31, 2005, respectively. The provision for loan losses increased $835,000, or 53.7%, from $1.6 million to $2.4 million for the years ended December 31, 2004 and December 31, 2005, respectively.

The Company's allowance for loan losses is a critical accounting policy that involves estimates and assumptions about matters that are highly uncertain. Use of a different amount for the allowance could have a material impact on the Company's financial statements. For more information on how the amount of this allowance is determined, please see the caption "Critical Accounting Policies" in this section.

**STOCKHOLDERS' EQUITY** – Stockholders' equity increased $5.7 million from $162.9 million at December 31, 2004 to $168.6 million at December 31, 2005, as a result of net income of $9.0 million, a $698,000 increase in unearned compensation for ESOP and a $479,000 increase in deferred compensation which represents deferred fees owed to members of the Board of Directors. These increases were partially offset by a $1.7 million increase in treasury shares and a $277,000, or 44.6%, increase in accumulated other comprehensive loss from the net unrealized gains or losses on securities.

## AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS/COST

The following table presents certain information for the years indicated regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the years presented. Average balances were derived from monthly balances.

| | Year Ended December 31, 2005 | | | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Average Balance** | **Interest** | **Average Yield/ Rate** | Average Balance | Interest | Average Yield/ Rate | Average Balance | Interest | Average Yield/ Rate |
| **INTEREST EARNING ASSETS:** | | | | | | | | | |
| Loans[1] | **$1,317,897** | **$83,895** | **6.37%** | $1,115,618 | $65,457 | 5.87% | $ 874,377 | $55,905 | 6.39% |
| Investment securities[2] | **93,144** | **4,287** | **4.60** | 97,104 | 3,402 | 3.50 | 97,519 | 3,706 | 3.80 |
| FHLB Stock | **16,640** | **662** | **3.98** | 11,325 | 488 | 4.31 | 9,219 | 368 | 3.99 |
| Federal funds sold | **1,727** | **60** | **3.47** | 3,718 | 41 | 1.10 | 2,513 | 67 | 2.67 |
| Interest earning deposits | **18,125** | **185** | **1.02** | 4,400 | 55 | 1.25 | 8,043 | 258 | 3.21 |
| Total interest earning assets | **1,447,533** | **89,089** | **6.15** | 1,232,165 | 69,443 | 5.64 | 991,671 | 60,304 | 6.08 |
| Noninterest earning assets | **79,282** | | | 88,034 | | | 73,880 | | |
| Total assets | **$1,526,815** | | | $1,320,199 | | | $1,065,551 | | |
| **INTEREST BEARING LIABILITIES:** | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Savings | **$ 96,198** | **$ 597** | **0.62%** | $ 99,781 | $ 574 | 0.58% | $ 73,351 | $ 567 | 0.77% |
| NOW | **94,693** | **896** | **0.95** | 119,940 | 747 | 0.62 | 85,368 | 904 | 1.06 |
| Money market | **272,053** | **6,503** | **2.39** | 265,342 | 3,787 | 1.43 | 240,685 | 3,808 | 1.58 |
| Certificates of deposit | **435,578** | **15,186** | **3.49** | 322,602 | 9,776 | 3.03 | 264,834 | 8,717 | 3.29 |
| Total interest bearing deposits | **898,522** | **23,182** | **2.58** | 807,665 | 14,884 | 1.84 | 664,238 | 13,996 | 2.11 |
| Short-term borrowings | **49,474** | **2,007** | **4.06** | 30,663 | 724 | 2.36 | 1,300 | 3 | 0.23 |
| FHLB advances | **284,449** | **12,903** | **4.54** | 203,122 | 10,019 | 4.93 | 172,596 | 9,308 | 5.39 |
| Total interest bearing liabilities | **1,232,445** | **38,092** | **3.09** | 1,041,450 | 25,627 | 2.46 | 838,134 | 23,307 | 2.78 |
| Noninterest bearing deposits | **116,835** | | | 100,154 | | | 65,325 | | |
| Other noninterest bearing liabilities | **11,536** | | | 18,225 | | | 10,789 | | |
| Total liabilities | **1,360,816** | | | 1,159,829 | | | 914,248 | | |
| Equity | **165,999** | | | 160,370 | | | 152,862 | | |
| Total liabilities and equity | **$1,526,815** | | | $1,320,199 | | | $1,067,110 | | |
| Net interest-earning assets | **$ 215,088** | | | $ 190,715 | | | $ 153,537 | | |
| Net interest income | | **$50,997** | | | $43,816 | | | $36,997 | |
| Interest rate spread[3] | | | **3.06%** | | | 3.18% | | | 3.30% |
| Net interest margin as a percentage of interest-earning assets[4] | | | **3.52%** | | | 3.56% | | | 3.73% |
| Ratio of interest-earning assets to interest-bearing liabilities | | | **117.45%** | | | 118.31% | | | 118.32% |

*(1) Balances are net of deferred loan origination fees, undisbursed proceeds of construction loans in process, and include nonperforming loans.*

*(2) Securities available for sale are not on a tax equivalent basis.*

*(3) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.*

*(4) Net interest margin represents net interest income as a percentage of average interest-earning assets.*

## RATE/VOLUME ANALYSIS

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (in thousands).

| | **Year Ended December 31, 2005 Compared to Year Ended December 31, 2004 Increase (Decrease) Due to** | | | Year Ended December 31, 2004 Compared to Year Ended December 31, 2003 Increase (Decrease) Due to | | |
|---|---|---|---|---|---|---|
| | **Volume** | **Rate** | **Net** | Volume | Rate | Net |
| **INTEREST EARNING ASSETS:** | | | | | | |
| Loans | **$11,874** | **$6,564** | **$18,438** | $15,415 | $(5,863) | $9,552 |
| Investment securities | **(139)** | **1,024** | **885** | (16) | (288) | (304) |
| FHLB stock | **229** | **(55)** | **174** | 84 | 36 | 120 |
| Federal funds sold | **(22)** | **41** | **19** | 32 | (58) | (26) |
| Interest earning deposits | **172** | **(42)** | **130** | (117) | (86) | (203) |
| Total interest earning assets | **12,114** | **7,532** | **19,646** | 15,399 | (6,260) | 9,139 |
| **INTEREST BEARING LIABILITIES:** | | | | | | |
| Deposits: | | | | | | |
| Savings | **$ (21)** | **$ 44** | **$ 23** | $ 204 | $ (197) | $ 7 |
| NOW | **(157)** | **306** | **149** | 366 | (523) | (157) |
| Money market | **96** | **2,620** | **2,716** | 390 | (411) | (21) |
| Certificates of deposit | **3,424** | **1,986** | **5,410** | 1,901 | (842) | 1,059 |
| Total interest bearing deposits | **3,341** | **4,957** | **8,298** | 2,861 | (1,973) | 888 |
| Short-term borrowings | **444** | **839** | **1,283** | 68 | 653 | 721 |
| FHLB advances | **4,011** | **(1,127)** | **2,884** | 1,646 | (935) | 711 |
| Total interest bearing liabilities | **7,797** | **4,668** | **12,465** | 4,575 | (2,255) | 2,320 |
| Increase (decrease) in net interest income | **$ 4,317** | **$2,864** | **$ 7,181** | $10,825 | $(4,005) | $6,819 |

## COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

To facilitate understanding the Company's results of operations, the following table sets forth the Company's results of operations for the years ended December 31, 2005, 2004 and 2003 along with the relative percentage change from period to period. Additionally, Metrobank income and expenses are included beginning in the 2004 results of operations.

| | 2005 | Year Ended December 31, 2004 | 2003 | Percent Increase (Decrease) 2005 vs. 2004 | 2004 vs. 2003 |
|---|---|---|---|---|---|
| **INTEREST INCOME** | | | | | |
| Loans, including fees | **$83,895** | $65,457 | $55,905 | 28.2% | 17.1% |
| Federal funds sold and interest bearing deposits | **245** | 96 | 325 | 155.2% | -70.5% |
| Securities: | | | | | |
| Tax-exempt | **1,304** | 917 | 485 | 42.2% | 89.1% |
| Taxable | **3,645** | 2,973 | 3,589 | 22.6% | -17.2% |
| Total interest income | **89,089** | 69,443 | 60,304 | 28.3% | 15.2% |
| **INTEREST EXPENSE** | | | | | |
| Deposits | **23,182** | 14,884 | 13,996 | 55.8% | 6.3% |
| Short-term borrowings | **2,007** | 724 | 3 | 177.2% | (1) |
| FHLB advances | **12,903** | 10,019 | 9,308 | 28.8% | 7.6% |
| Total interest expense | **38,092** | 25,627 | 23,307 | 48.6% | 10.0% |
| **NET INTEREST INCOME** | **50,997** | 43,816 | 36,997 | 16.4% | 18.4% |
| **PROVISION FOR LOAN LOSSES** | **2,390** | 1,555 | 1,440 | 53.7% | 8.0% |
| **NET INTEREST INCOME**, after provision for loan losses | **48,607** | 42,261 | 35,557 | 15.0% | 18.9% |
| **NONINTEREST INCOME** | | | | | |
| Service charges and other fees | **2,512** | 2,484 | 3,235 | 1.1% | -23.2% |
| Mortgage banking activities | **2,816** | 1,400 | 6,051 | 101.1% | -76.9% |
| Trust fee income | **1,239** | 801 | 631 | 54.7% | 26.9% |
| Gain (loss) on sale of securities available for sale | **–** | 468 | (46) | -100.0% | (1) |
| Other | **206** | 285 | 558 | -27.7% | -48.9% |
| Total noninterest income | **6,773** | 5,438 | 10,429 | 24.6% | -47.9% |
| **NONINTEREST EXPENSE** | | | | | |
| Compensation, payroll taxes and employee benefits | **19,502** | 16,266 | 13,192 | 19.9% | 23.3% |
| Office occupancy and equipment | **6,561** | 5,652 | 4,191 | 16.1% | 34.9% |
| Advertising and business promotion | **1,552** | 1,913 | 1,228 | -18.9% | 55.8% |
| Stationery, printing and supplies | **2,037** | 1,761 | 1,472 | 15.7% | 19.6% |
| Data processing | **1,887** | 1,301 | 487 | 45.0% | 167.2% |
| Professional fees | **4,232** | 3,547 | 2,143 | 19.3% | 65.5% |
| Core deposit intangible amortization | **561** | 660 | – | -15.0% | 100.0% |
| Other | **5,736** | 4,170 | 4,697 | 37.6% | -11.2% |
| Total noninterest expense | **42,068** | 35,270 | 27,410 | 19.3% | 28.7% |
| **INCOME**, before federal income tax expense | **13,312** | 12,429 | 18,576 | 7.1% | -33.1% |
| Federal income tax expense | **4,278** | 4,200 | 6,255 | 1.9% | -32.9% |
| **NET INCOME** | **$ 9,034** | $ 8,229 | $12,321 | 9.8% | -33.2% |
| **EARNINGS PER SHARE, BASIC** | **$ 1.14** | $ 1.04 | $ 1.58 | 9.6% | -34.2% |
| **EARNINGS PER SHARE, DILUTED** | **$ 1.14** | $ 1.04 | $ 1.57 | 9.6% | -33.8% |

*(1) Percent change is greater than 1,000% and therefore is not listed for presentation purposes.*

## COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

**NET INCOME** – The increase in net income for 2005 was primarily due to a $6.4 million, or 15.0% increase in net interest income, after provision for loan losses and a $1.3 million, or 24.6%, increase in noninterest income. The increase in net income was offset by an increase of $6.8 million, or 19.3%, increase in noninterest expenses, which was primarily due to a $3.2 million, or 19.9%, increase in compensation and employee benefits. These increases and decreases are explained in more detail below.

**NET INTEREST INCOME** – Net interest income, before provision for loan loss, increased by $7.2 million to $51.0 million for the year ended December 31, 2005, from $43.8 million for the year ended December 31, 2004. The increase was primarily due to 8 prime rate increases, or 200 basis points, between December 31, 2004 and December 31, 2005. As such, total interest income increased $19.7 million, or 28.3%, to $89.1 million for the year ended December 31, 2005, from $69.4 million for the year ended December 31, 2004. The current rising interest rate environment generated higher yields in both loans and investments. However, our growth in loans, primarily commercial loans, contributed to the rise in interest income.

The increase in interest income was offset by a $12.5 million, or 48.6%, increase in interest expense, primarily due to our increased reliance on the FHLB and our correspondent banks' federal fund borrowing lines. Similarly to 2004, our loan growth surpassed our growth in deposits during 2005 and therefore, as anticipated, our borrowings increased to fund this loan growth. We expect this trend to continue throughout 2006 based on our expectations of growth and the highly competitive market in which the Company operates or anticipates to operate. Interest expense on deposits increased $8.3 million, or 55.8%, from $14.9 million to $23.2 million for the years ended December 31, 2004 and December 31, 2005, respectively. A majority of this increase was in money market deposits and certificate of deposit accounts.

As we continue to move into new markets to expand our market share, we expect interest expense on deposits to increase during 2006, as experienced during the year ended December 31, 2005. The Company is entering highly competitive markets, however, based on management's analysis, we believe that these markets provide greater and more lucrative opportunities within which to execute our strategic plan. We believe the Macomb, Lapeer and Oakland County markets are experiencing positive economic growth based on our information gathered during our due diligence and analysis of census data. Our net interest margin fell by 4 basis points from 3.56% to 3.52% from December 31, 2004 to December 31, 2005, respectively. As such, in a rising interest rate environment, we expect our net interest margin to remain flat or increase incrementally during 2006.

**PROVISION FOR LOAN LOSSES** – The provision for loan losses increased $835,000, or 53.7%, from $1.6 million for the year ended December 31, 2004 to $2.4 million for the year ended December 31, 2005. The increased provision for loan losses is a result of our analysis of the allowance for loan losses, loan growth experienced during 2005 and the increase in nonperforming loans during 2005. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.12% at December 31, 2004 to 0.94% at December 31, 2005, and the allowance for loan losses as a percentage of nonperforming loans decreased from 127% at December 31, 2004 to 63% at December 31, 2005, in each case primarily as a result of the significant increase in the size and growth of the Company's loan portfolio. Management expects, based on our strategic plan, that the provision for loan losses during 2006 will increase by approximately, if not more, than the increase experienced during 2005.

**NONINTEREST INCOME** – As discussed in previous SEC quarterly and annual reports, the Company's noninterest income is an area that continues to be on the forefront of management discussion and efforts to improve are constantly reviewed. This is an area that, compared to our peers, provides a tremendous opportunity for growth. However, it is recognized by management that exemplary execution is vital to our success. Several initiatives were implemented during 2005 in an effort to increase this source of income.

Service charges and other fees remained relatively flat, however, mortgage banking activities increased $1.4 million, or 101.1%, from $1.4 million to $2.8 million during the years ended December 31, 2004 and December 31, 2005, respectively. Included in this increase was the sale of approximately $62 million of mortgage loans which resulted in a gain before taxes of approximately $936,000. Trust fee income increased by $438,000, or 54.7%, from $801,000 to $1.2 million for the years ended December 31, 2004 and December 31, 2005, respectively.

The increase in noninterest income was offset by reduced gains on sale of securities compared to 2004 as the Company sold only one security at par during the first quarter of 2005.

**NONINTEREST EXPENSE** – Noninterest expense increased $6.8 million, or 19.3%, to $42.1 million for the year ended December 31, 2005, from $35.3 million for the year ended December 31, 2004. The increase in noninterest expense was primarily due to an increase of $3.2 million, or 19.9%, in compensation, payroll taxes and employee benefit expenses, due primarily to 41 full and part time employees added during 2005 to significantly increase the level of customer service and to accommodate the expansion of our branch and loan production office network. Given the rise in health care costs, growth expected to be achieved in the future, and the costs of securing experienced personnel, we expect these expenses to continue to increase in the future. We have invested significantly in experienced personnel to generate various efficiencies and to obtain our overall growth that we experienced in 2005. We expect these investments in personnel to continue to add value to our business model.

In addition to the increase in compensation, payroll taxes and employee benefit expenses, office occupancy and equipment increased $909,000, or 16.1%, to $6.6 million for the year ended December 31, 2005 from $5.7 million for the year ended December 31, 2004 primarily due to 3 additional branches and 2 additional loan production offices, as rent expense increased 22.1% during 2005. The Company also renovated three floors of the main office to make them more conducive to a sales and service environment.

Contributing to the increase in noninterest expense was an increase of $685,000, or 19.3%, in professional fees primarily due to compliance with the various requirements of the Sarbanes-Oxley Act, an increase of $586,000, or 45.0%, in data processing expense primarily related to our successful conversion of the core systems of Metrobank, and an increase of $1.6 million, or 37.6%, in other noninterest expenses, of which approximately $410,000 related to conversion of Metrobank. The increase in noninterest expense was partially offset by a decrease of $361,000, or 18.9%, in advertising expenses.

**INCOME TAXES** – Federal income taxes for the year ended December 31, 2005 were $4.3 million, an increase of $78,000, or 1.9%, from $4.2 million for the year ended December 31, 2004. The effective tax rates for 2005 and 2004 were 32.1% and 33.8%, respectively. Included in federal income taxes at December 31, 2004 is a reserve for the realization of a portion of the Company's contribution carry forward for tax purposes, which expires in fiscal 2006. Realization of this contribution carry forward is based on the generation of sufficient taxable income prior to the carry forwards' expiration. Management has determined, based on projected taxable income levels through 2006, that the entire amount of the carry forward is not expected to be used. Therefore, during 2005, management recorded $300,000 as an addition to the valuation allowance for a total of $750,000 as of December 31, 2005 because it is more likely than not that the full contribution carry forward will not be utilized prior to its expiration.

## COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

**NET INCOME** – The decrease in net income for the year was primarily due to a $2.3 million, or 10.0%, increase in interest expense, a $5.0 million, or 47.9%, decrease in noninterest income primarily due to a $4.7 million, or 76.9%, decrease in income from mortgage banking activities due to the dropoff of refinancing of residential mortgage loans, combined with a $7.9 million, or 28.7%, increase in noninterest expenses, which was primarily due to a $3.1 million, or 23.3%, increase in compensation, payroll taxes and employee benefit expenses and a $1.5 million, or 34.9%, increase in occupancy expenses.

**NET INTEREST INCOME** – Net interest income, before provision for loan loss, increased by $6.8 million to $43.8 million for the year ended December 31, 2004, from $37.0 million for the year ended December 31, 2003. The increase consisted primarily of a $9.1 million, or 15.2%, increase in total interest income to $69.4 million for the year ended December 31, 2004, from $60.3 million for the year ended December 31, 2003 primarily due to the addition of $110.6 million of loans from Metrobank that provided $7.9 million in interest income offset by a 52 basis point reduction in average yields on loans.

The increase in total interest income was offset by a $2.3 million, or 10.0%, increase in total interest expense to $25.6 million for the year ended December 31, 2004, from $23.3 million for the year ended December 31, 2003 primarily due to a $888,000, or 6.3%, aggregate increase in interest expense on savings, NOW and Money Market Deposit Accounts and a $1.4 million, or 15.4%, increase in interest expense on FHLB advances and other borrowings to $10.7 million for the year ended December 31, 2004 from $9.3 million for the year ended December 31, 2003, primarily due to a $59.9 million increase in the average balance of FHLB advances and other borrowings, which was partially offset by a 46 basis point decrease in average interest rates on FHLB advances.

Earning asset yields have declined by approximately 45 basis points over the last year. Net interest margin continues to compress as existing loans refinance and new loans, mainly commercial and consumer, that are indexed to Prime were added to the portfolio.

**PROVISION FOR LOAN LOSSES** – The provision for loan losses increased $115,000, or 8.0%, from $1.4 million for the year ended December 31, 2003 to $1.55 million for the year ended December 31, 2004. The increased provision for loan losses is the result of a $6.7 million increase in nonperforming loans due to a change in policy and the $24,000, or 2.8%, increase in net charge-offs for the year ended December 31, 2004 compared to the year ended December 31, 2003. As a result of the increase in nonperforming loans and net charge-offs, management felt an increased provision was warranted. Despite the increased provision, the loan loss allowance as a percentage of total loans decreased from 1.24% at December 31, 2003 to 1.12% at December 31, 2004, and the allowance for loan losses as a percentage of nonperforming loans decreased from 298% at December 31, 2003 to 127% at December 31, 2004, in each case primarily as a result of the significant increase in the size of the Company's loan portfolio.

**NONINTEREST INCOME** – Noninterest income decreased by $5.0 million, or 47.9%, from $10.4 million for the year ended December 31, 2003 to $5.4 million for the year ended December 31, 2004. Metrobank provided a total of $614,000, or 11.3%, of the total in noninterest income. The overall decrease was primarily due to a $4.7 million, or 76.9%, decrease in mortgage banking activities, due to decreased sales of fixed-rate one- to four-family loans and a one-time charge of approximately $400,000 in the first quarter to the custodial account for the servicing of loans sold to Freddie Mac. As discussed in the Form 10-K for the year ended December 31, 2003 and as expected by management, the volume of refinancing of mortgage loans significantly decreased due to the economic conditions experienced during 2004. Mortgage banking activities were effected due to the prime rate increase of 125 basis points from December 31, 2003 to December 31, 2004. Additionally, service charges and other fees decreased $751,000, or 23.2%, primarily due to strategic pricing of our products in efforts to increase our customer base.

The decrease in noninterest income was offset by an increase in gains on sales of investment securities of $514,000 from a $46,000 loss for the year ended December 31, 2003 to a $468,000 gain for the year ended December 31, 2004. The Company took advantage of the increased market values of various investments and used the proceeds to fund higher interest earning assets, in this case loans.

While noninterest income showed significant decreases during the period, much of the decrease was due to the large reduction of refinancings and subsequent sales of long-term, fixed-rate one- to four-family residential mortgage loans.

**NONINTEREST EXPENSE** – Noninterest expense increased $7.9 million, or 28.7%, to $35.3 million for the year ended December 31, 2004, from $27.4 million for the year ended December 31, 2003, of which Metrobank contributed $6.7 million, or 19.0%, of total noninterest expense. Noninterest expense increased primarily due to the an increase of $3.1 million, or 23.3%, in compensation, payroll taxes and employee benefit expenses, due primarily to $3.6 million additional expenses for staff acquired in the Metrobank transaction. Occupancy and equipment expense increased $1.5 million, or 34.9%, due partially to additional branches and $1.3 million in additional expenses for Metrobank. Advertising and business promotion expense increased $685,000, or 55.8%, due to increased advertising efforts in association with the Metrobank acquisition. Professional fees increased $1.4 million, or 65.5%, due to increased costs associated with being a public company, including compliance costs associated with the enactment of the Sarbanes-Oxley Act of 2002 and charges for compliance with Section 404. Data processing increased $814,000, or 167.2%, primarily due to a full year of using Fiserv as our core processor.

**INCOME TAXES** – Federal income taxes for the year ended December 31, 2004 were $4.2 million, a decrease of $2.1 million, or 32.9%, from $6.3 million for the year ended December 31, 2003. The effective tax rates for 2004 and 2003 were 33.8% and 33.7%, respectively. Included in federal income taxes at December 31, 2004 is a reserve for the realization of a portion of the Company's contribution carry forward for tax purposes, which expires in fiscal 2006. Realization of this contribution carry forward is based on the generation of sufficient taxable income prior to the carry forwards' expiration. During 2004, management determined, based on projected taxable income levels through 2006, that the entire amount of the carry forward is not expected to be used. Therefore, management recorded a $450,000 valuation allowance because it is more likely than not that the full contribution carry forward will not be utilized prior to its expiration.

## LIQUIDITY AND CAPITAL RESOURCES

**GENERAL** – Based on the following, the Company considers its liquidity and capital resources sufficient to meet its outstanding short-term and long-term needs.

Liquidity is the Company's ability to meet its current and future needs for cash. The Company further defines liquidity as the ability to have funds available, without incurring excessive cost, to respond to the needs of depositors and borrowers and to satisfy its financial commitments, as well as maintaining the flexibility to take advantage of investment opportunities. Many factors affect a Company's ability to meet its liquidity needs, including variation in the markets served, the Company's asset/liability mix, its reputation and credit standing in the market and general economic conditions.

The Company's primary sources of funds consist of deposits, loan repayments, payments of interest on loans, proceeds from the sale of loans originated for sale, maturities and sales of investment securities and borrowings from the FHLB or correspondent banks, cash on hand and cash on deposit. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments, and mortgage loan originations and sales are greatly influenced by general interest rates, economic conditions and competition. Additionally, dividends from the Bank may be a source of funding for the Company. The Bank is subject to regulatory requirements regarding these dividends. These regulatory requirements are further discussed in Note 12 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report. The Company primarily uses its funds for the following:

- To originate mortgages and other new loans,
- To fund withdrawals of deposits and to pay interest on deposits,
- To fund takedowns on loan commitments and letters of credit,
- To invest in securities, including FHLB stock,
- To pay principal and interest on its borrowings,
- To fund any capital expenditures, which, for the upcoming fiscal year, are expected to include renovation of the interiors of the remaining branch offices that began in 2004,
- To fund any acquisitions if the opportunity arises,
- To pay dividends to its shareholders, and
- To fund repurchases of the Company's stock pursuant to common stock repurchase plans approved by the Company's Board of Directors from time to time, which repurchase plans are described in detail on page 35.

Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning assets and costs of interest-bearing liabilities, and (4) the objectives of its asset/liability management program, which are to balance and control the risks and financial position of the Company. Excess liquid assets are invested generally in interest-earning overnight deposits and short-and intermediate-term U. S. Government and agency obligations.

The Company's most liquid assets are cash and due from depository institutions as well as securities maturing in one year or less. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At December 31, 2005, cash and deposits in other depository institutions totaled $47.6 million and securities available for sale totaled $87.5 million. In addition, at December 31, 2005, the Company had the ability to borrow a total of approximately $488.4 million from the FHLB and other correspondent banks. On that date, the Company had advances outstanding from the FHLB of $346.5 million and $56.0 million from other correspondent banks.

## CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As disclosed in the Notes to the Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report, the Company has certain obligations and commitments to make future payments under contracts. At December 31, 2005, the aggregate contractual obligations and commitments are (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | Less than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years | Total |
| Deposits without a stated maturity[1] | $ 574,177 | $ – | $ – | $ – | $ 574,177 |
| Time deposits[2] | 351,455 | 109,410 | 37,311 | 14,123 | 512,299 |
| FHLB advances[3] | 142,793 | 149,062 | 56,335 | 32,461 | 380,651 |
| Short-term borrowings | 55,963 | – | – | – | 55,963 |
| ESOP loan | 507 | 1,148 | 1,351 | 5,663 | 8,669 |
| Purchase obligations[4] | 5,004 | 1,275 | 750 | 1,650 | 8,679 |
| Noncancelable leases | 852 | 1,585 | 640 | 261 | 3,338 |
| Total | $1,130,751 | $262,480 | $96,387 | $54,158 | $1,543,776 |

| | Expiration by Period | | | | |
|---|---|---|---|---|---|
| **Other Commitments** | Less than 1 Year | 1 to 3 Years | 4 to 5 Years | After 5 Years | Total |
| Letters of credit | $ 9,062 | $ – | $ – | $ – | $ 9,062 |
| Commitments to extend credit | 410,330 | – | – | – | 410,330 |
| Total | $ 419,392 | $ – | $ – | $ – | $ 419,392 |

*(1) Excludes interest.*

*(2) Includes interest on both fixed and variable-rate obligations. Interest was calculated using a weighted average yield based on the type of time deposit at December 31, 2005. The contractual amounts to be paid on variable-rate obligations are affected by changes in market interest rates. Future changes in market interest rates could have a material impact on the contractual amounts to be paid.*

*(3) Includes interest on both fixed and variable-rate FHLB advances. The interest associated with variable-rate obligations is based upon interest rates in effect at December 31, 2005. The contractual amounts to be paid on variable-rate obligations are affected by changes in market interest rates. Future changes in market interest rates could have a material impact on the contractual amounts to be paid.*

*(4) Purchase obligations include an operations center lease to be executed during the first part of 2006 for a total of approximately $3.8 million over a 10 year lease term, approximately $3.2 million related to capital expenditures which include renovations of the interiors of branch offices and completion of the renovation of the main office. Approximately $1.7 million relates to estimated conversion costs and upgrades to our core system expected to occur during 2006 as we continue to bring item and core processing "in-house", as previously discussed.*

## CASH FLOWS OF THE COMPANY

**OPERATING ACTIVITIES** – The Company originates fixed-rate mortgage loans conforming to Freddie Mac guidelines generally for sale in the secondary market. The proceeds of these sales provide the Company with funds for both additional lending and liquidity to meet its current obligations. The Company sold $175.1 million and $126.8 million of fixed-rate mortgage loans during the periods ended December 31, 2005 and 2004, respectively.

The Company's investment portfolio is evaluated on a monthly basis at its Asset/Liability Management Committee (ALCO) meetings. Based on recommendations from ALCO, the Company did not sell investments during 2005 due to the interest rate environment. As such, no gains or losses were recognized for the year ended December 31, 2005.

**LENDING AND INVESTING ACTIVITIES** – The primary investing activities of the Company are the origination of loans to be held for investment, the purchase and sale of securities and capital expenditures.

Investment security purchases during the year ended December 31, 2005 subsided as the Company invested the cash flow from operations into the loan portfolio which are generally higher yielding assets. Purchase of premises and equipment increased during 2005 as the Company continues to execute our growth strategy into new markets and continued renovation of our branches and main office.

**DEPOSIT AND FINANCING ACTIVITIES** – Financing activities consist primarily of activity in deposit accounts, FHLB advances and other borrowings, payment of dividends to the Company's shareholders and repurchase of the Company's stock pursuant to various common stock repurchase programs approved by the Company's Board of Directors. The Company experienced a net increase in total deposits of $139.1 million for the year ended December 31, 2005 compared to a net increase in total deposits of $50.0 million for the year ended December 31, 2004. Deposit flows are affected by market interest rates, the interest rates and products offered by the Company and its competitors and other factors. The Company generally manages the pricing of its deposits to be competitive with other local banks and to increase core deposit relationships. Occasionally, the Company offers promotional rates on certain deposit products in order to attract deposits.

During the years ended December 31, 2005 and 2004, FHLB advances increased $114.3 million and $59.7 million, respectively. FHLB advances are collateralized by mortgage loans and investment securities under a blanket collateral agreement. Additionally, the Company has a $25 million line of credit, of which $4.0 million was outstanding at December 31, 2005, from an unrelated bank to provide an additional funding source to support loan growth. Under the terms of the Agreement, the Company is required to be categorized as "well capitalized" under regulatory guidelines. If the Company falls below this category, the line of credit would be terminated and become immediately due. The line is collateralized by the common stock of the Bank and expires on January 9, 2007. For additional information about borrowings, see Note 8 to the Company's Consolidated Financial Statements under Financial Statements and Supplemental Data of this Report.

At December 31, 2005, the Company had outstanding unfunded commitments to originate loans or to refinance existing loans of $419.4 million, $38.9 million of which had fixed interest rates. These loans are generally to be secured by properties located in its market area. The Company anticipates that it will have sufficient funds available to meet its current loan commitments. Loan commitments have, in recent periods, been funded through cash and cash equivalents, sales of loans, sales and maturities of securities and borrowings. In addition, certificates of deposit that are scheduled to mature in one year or less from December 31, 2005 total $346.8 million. To the extent that the Company needs to fund maturing certificates of deposit, they will also be funded through cash and cash equivalents, increased deposits, sales of loans and sales and maturities of securities, FHLB borrowings and brokered deposits. Based on past experience, however, management believes that a significant portion of these certificates of deposit will remain with the Company.

During the years ended December 31, 2005 and 2004, dividends were paid to shareholders in the amounts of $3.0 million and $2.8 million, respectively. The Company intends to continue to pay regular quarterly dividends. The declaration and payment of dividends, however, are subject to the discretion of the Board of Directors and to compliance requirements under applicable law. For additional information, see Note 12 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report. Determination of the timing and amount of future dividends, if any, will depend upon our results of operations, financial condition, cash requirements, future business prospects, general business conditions and other factors that the Board of Directors may deem relevant. At this time, the Company does not believe that there are any restrictions that would currently materially limit the Company's ability to pay dividends or that the Company believes are likely to limit materially the future payment of dividends on its common stock.

On October 1, 2002, the Company's Board of Directors announced a plan to repurchase up to 428,701, or 5%, of its outstanding common stock. Under the common stock repurchase plan, the Company may purchase shares of its common stock in the open market at prevailing prices or in privately negotiated transactions from time to time depending upon market conditions and other factors. Through December 31, 2005, the Company had repurchased 229,255 shares of its common stock pursuant to this repurchase plan at a weighted average price of $21.86 per share. Repurchased shares are held in treasury and may be used in connection with employee benefits and other general corporate purposes. Management does not believe that these past purchases have had, nor are future purchases expected to have, a significant impact on the Company's liquidity. For more information on the Company's stock repurchase programs, see Note 15 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report.

**REGULATORY CAPITAL REQUIREMENTS** – The Company is subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2005, the Company exceeded all of its regulatory capital requirements. The Company is considered "well capitalized" under regulatory guidelines. See Note 12 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report.

**NEW ACCOUNTING STANDARDS** – There were several new accounting standards which were issued or became effective in 2005, in addition to some which have later effective dates. Those that are applicable to the Company are discussed in Note 1 to the Company's Consolidated Financial Statements under Financial Statements and Supplementary Data of this Report.

**EFFECT OF INFLATION AND CHANGING PRICES** – The Company's Consolidated Financial Statements and related financial data presented have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations, increased loan amounts and increased interest rates (which must include a real rate of return and an additional amount to reflect expected inflation over the term of the loan). Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### MANAGEMENT OF INTEREST RATE RISK AND MARKET RISK ANALYSIS QUALITATIVE ASPECTS OF MARKET RISK

The Company's primary market risk exposure is interest rate risk. Sudden fluctuations in market interest rates are inherently uncertain and could have a negative impact on the earnings of the Company to the extent that the interest rates on assets and liabilities do not change at the same speed, to the same extent or on the same basis. For example, the Company's assets include a large number of fixed-rate mortgage loans. As a result, during periods of rising interest rates, there is a risk that the Company's interest expense will increase faster than its interest income.

The Company's principal objectives regarding interest rate risk management are to evaluate regularly the interest rate risk inherent in certain balance sheet accounts, to determine the level of risk appropriate given the Company's financial condition and outlook, operating environment, capital and liquidity requirements and performance objectives and to manage interest rate risk consistent with the Company's Board of Directors' approved guidelines.

The Company has an Asset/Liability Management Committee that is responsible for accomplishing the principal objectives of interest rate risk management. The Committee regularly reviews the Company's guidelines and strategies affecting the Company's asset/liability management related activities to determine if they are adequate based on estimated market risk sensitivity, policy limits set by the Company's Board and overall market interest rate levels and trends. The Committee is composed of members of management and the Company's Board of Directors and regularly meets to review the Company's asset/liability mix. It also reports trends, interest rate risk position and results of current interest rate risk management strategies and recommends any changes to strategies to the Board of Directors quarterly. In recent years, the Company has used the following strategies to manage interest rate risk: (1) emphasizing the origination of adjustable-rate loans and the sale of longer-term, fixed-rate loans; (2) emphasizing shorter term consumer loans; (3) maintaining a high quality portfolio of short-to intermediate-term securities; (4) maintaining high levels of liquidity; and (5) using FHLB advances and other borrowings to better structure the maturities of its interest rate sensitive liabilities.

Adverse market interest rate changes between the time that a customer receives a rate-lock commitment on a mortgage and when the fully funded mortgage loan is sold to an investor can erode the value of that mortgage. The Company enters into forward sales contracts in order to mitigate this particular interest rate risk. The Company accepts credit risk in forward sales contracts should the other party default, in which case the Company would be compelled to sell the mortgages to another party at the current market price. Therefore, if market interest rates increased from the date of the forward sales contract and the other party defaulted, the Company would most likely have to sell the mortgage to another party at a lower price, which would reduce earnings or create losses on this mortgage. More recently, the Company has used some of its excess liquidity to increase its loan portfolios. As liquidity is reduced, the Company's sensitivity to interest rate movements is expected to increase.

**QUANTITATIVE ASPECTS OF MARKET RISK** – The Company uses a simulation model based on discounted cash flows to measure the potential impact on its net interest income of hypothetical changes in market interest rates. The model forecasts the Company's net interest income for the next year assuming that there are no changes in interest rates or the mix of assets and liabilities on the balance sheet from the end of the prior period. After this initial forecast, the model subjects the balance sheet to instantaneous and sustained rate changes of 100 and 200 basis points to the treasury yield curve. In order to determine the possible effect of the rate changes, the model uses various assumptions. Among others, these assumptions relate to the following:

- the shape of the yield curve;
- the pricing characteristics of and pricing decisions regarding loans based on previous rates charged by the Company;
- changes in deposits and borrowings based on previous rates charged by the Company and other competitive conditions;
- reinvestments of cash flows from assets and liabilities based on current market interest rates;
- the lack of any changes in the mix of assets and liabilities on the balance sheet;
- the degree to which certain assets and liabilities with similar maturities or periods to repricing react to changes in market interest rates based on particular characteristics of those assets and liabilities;
- expected prepayment rates on loans and investments based on industry standards and the current interest rate environment;
- certificates of deposit and other deposit flows based on expected maturity dates; and
- expected growth based on the Company's projections.

The table below sets forth, as of December 31, 2005, estimated net interest income and the estimated changes in the Company's net interest income for the next twelve month period that could occur as a result of instantaneous changes in market interest rates of 100 and 200 basis points:

| Increase/(Decrease) in Market Interest Rates in Basis Points (Rate Shock) | Estimated Change in Annual Net Interest Income At December 31, 2005 (dollars in thousands) | | |
|---|---|---|---|
| | Amount | $ Change | % Change |
| 200 | $62,109 | $2,435 | 4.08% |
| 100 | 60,234 | 560 | 0.94 |
| Static | 59,674 | - | - |
| -100 | 59,639 | (35) | (0.06) |
| -200 | 58,483 | (1,191) | (2.00) |

The above table indicates that in the event of a sudden and sustained decline in prevailing market interest rates, the Company's net interest income would be expected to decrease.

As noted above, computation of the prospective effect of hypothetical interest rate changes is based on a number of assumptions. The calculation of the interest rate sensitivity of the Company could vary significantly if different assumptions were used, or if the Company's response to changes in interest rates included changes in the mix of assets and liabilities in its balance sheet. Other shortcomings also exist in the table. These shortcomings include the following, among others:

- Although certain assets may have similar maturities or repricing characteristics, they may react in different degrees to changes in interest rates.
- The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates.
- Certain assets, such as adjustable-rate and residential mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset.
- In the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from time deposits could deviate significantly from those assumed in calculating the table.
- If interest rates increased, it is also possible that the increased mortgage payments required of certain borrowers could result in an increase in delinquencies and defaults.
- Changes in interest rates could also affect the volume and profitability of the Company's lending operations.

As a result of these and other shortcomings in the model determining the prospective effects of interest rate changes, the computations in the table should not be relied upon as indicative of actual results in the event of changes in market interest rates. Further, the computations do not reflect any actions that management may undertake to respond to changes in interest rates.

Forward sales contracts as of December 31, 2005 have settlement dates of less than 30 days. The weighted average settlement interest rate for these contracts was 6.1%.

**MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

The Company's common stock is traded on the NASDAQ National Market under the symbol "CTZN". As of February 23, 2006, the Company had approximately 1,021 holders of record. The following table sets forth, for the quarters indicated, the high and low bid information for the common stock and the dividends paid.

| | **Year Ended December 31, 2005** | | | |
|---|---|---|---|---|
| | **4th Quarter** | **3rd Quarter** | **2nd Quarter** | **1st Quarter** |
| High | **$24.39** | **$23.08** | **$23.05** | **$25.48** |
| Low | **$20.50** | **$19.90** | **$19.50** | **$21.80** |
| Dividends Paid | **$ 0.09** | **$ 0.09** | **$ 0.09** | **$ 0.09** |

| | Year Ended December 31, 2004 | | | |
|---|---|---|---|---|
| | 4th Quarter | 3rd Quarter | 2nd Quarter | 1st Quarter |
| High | $26.40 | $25.83 | $24.47 | $24.40 |
| Low | $23.01 | $20.53 | $20.80 | $21.80 |
| Dividends Paid | $ 0.09 | $ 0.09 | $ 0.09 | $ 0.09 |

The Company is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year. Dividends may be paid out of a Michigan savings bank's net income after deducting all bad debts. A Michigan savings bank may only pay dividends on its common stock if the savings bank has a surplus amounting to not less than 20% of its capital after the payment of the dividend. If a bank has a surplus less than the amount of its capital, it may not declare or pay any dividend until an amount equal to at least 10% of net income for the preceding one-half year (in the case of quarterly or semi-annual dividends) or at least 10% of net income of the preceding two consecutive half-year periods (in the case of annual dividends) has been transferred to surplus. With the approval of the Michigan Commissioner and by a vote of shareholders owning two-thirds of the stock entitled to vote, a savings bank may increase its capital stock by declaring a stock dividend on the capital stock. A savings bank may pay dividends on its preferred stock without limitation on the rates. Federal law may also affect the ability of a Michigan savings bank to pay dividends.

# REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

BDO Seidman, LLP, the independent registered public accounting firm that audited the financial statements contained herein, has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005.

There was no change in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Marshall J. Campbell
Chairman, President and Chief Executive Officer
Citizens *First* Bancorp, Inc.

Timothy D. Regan
Secretary and Treasurer
Citizens *First* Bancorp, Inc.

Chief Financial Officer
Citizens *First*

Port Huron, Michigan
March 23, 2006

# FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

## REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### Report on Consolidated Financial Statements

Board of Directors and Stockholders
Citizens *First* Bancorp, Inc.
Port Huron, Michigan

We have audited the accompanying consolidated balance sheets of Citizens *First* Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens *First* Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Citizens *First* Bancorp, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 23, 2006 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Grand Rapids, Michigan
March 23, 2006

**Report of Effectiveness of Internal Control Over Financial Reporting**

Board of Directors and Stockholders
Citizens *First* Bancorp, Inc.
Port Huron, Michigan

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Citizens *First* Bancorp, Inc. (Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's consolidated financial statements as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005, and our report dated March 23, 2006 expressed an unqualified opinion on those consolidated financial statements.

BDO Seidman, LLP

Grand Rapids, Michigan
March 23, 2006

# CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

| | December 31, 2005 | 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from depository institutions | **$ 38,217** | $ 27,937 |
| Federal funds sold | **2,029** | – |
| Interest-bearing deposits in other depository institutions | **7,345** | – |
| Total cash and cash equivalents | **47,591** | 27,937 |
| Securities available for sale, at fair value (Note 3) | **87,510** | 93,839 |
| Federal Home Loan Bank stock, at cost | **17,700** | 13,536 |
| Loans held for sale | **2,126** | 192 |
| Loans, less allowance for loan losses of $13,546 and $13,472 (Note 4) | **1,425,036** | 1,192,057 |
| Premises and equipment, net (Note 5) | **36,228** | 30,680 |
| Goodwill (Note 2) | **9,814** | 9,814 |
| Other intangible assets, net of amortization of $1,221 and $660 (Note 2) | **3,179** | 3,740 |
| Accrued interest receivable and other assets (Notes 6 and 9) | **25,039** | 21,569 |
| Total assets | **$1,654,223** | $1,393,364 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Deposits: | | |
| Noninterest-bearing | **$ 111,503** | $ 89,416 |
| Interest-bearing (Note 7) | **960,692** | 843,688 |
| Total deposits | **1,072,195** | 933,104 |
| Federal Home Loan Bank advances (Note 8) | **346,500** | 232,209 |
| Bank line of credit (Note 8) | **3,950** | 10,000 |
| Federal funds purchased (Note 8) | **52,013** | 45,527 |
| Accrued interest payable and other liabilities (Note 10) | **10,995** | 9,630 |
| Total liabilities | **1,485,653** | 1,230,470 |
| **COMMITMENTS AND CONTINGENCIES** (Notes 10 and 13) | | |
| **STOCKHOLDERS' EQUITY** (Notes 11, 12 and 15) | | |
| Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares issued and outstanding | **–** | – |
| Common stock, $.01 par value; 20,000,000 shares authorized, 9,526,761 issued | **95** | 95 |
| Additional paid-in capital | **93,848** | 93,409 |
| Retained earnings | **104,054** | 98,068 |
| Accumulated other comprehensive loss | **(898)** | (621) |
| Treasury stock, at cost (1,364,561 and 1,278,891 shares) | **(24,653)** | (23,004) |
| Deferred compensation obligation (Note 10) | **3,111** | 2,632 |
| Unearned compensation – ESOP (Note 10) | **(6,987)** | (7,685) |
| Total stockholders' equity | **168,570** | 162,894 |
| Total liabilities and stockholders' equity | **$1,654,223** | $1,393,364 |

*See notes to accompanying consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF INCOME
## (IN THOUSANDS EXCEPT PER SHARE DATA)

| | | Year Ended December 31, | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| **INTEREST INCOME** | | | |
| Loans, including fees | **$83,895** | $65,457 | $55,905 |
| Federal funds sold and interest bearing deposits | **245** | 96 | 325 |
| Securities: | | | |
| Tax-exempt | **1,304** | 917 | 485 |
| Taxable | **3,645** | 2,973 | 3,589 |
| Total interest income | **89,089** | 69,443 | 60,304 |
| **INTEREST EXPENSE** | | | |
| Deposits | **23,182** | 14,884 | 13,996 |
| Short-term borrowings | **2,007** | 724 | 3 |
| FHLB advances | **12,903** | 10,019 | 9,308 |
| Total interest expense | **38,092** | 25,627 | 23,307 |
| **NET INTEREST INCOME** | **50,997** | 43,816 | 36,997 |
| **PROVISION FOR LOAN LOSSES** (Note 4) | **2,390** | 1,555 | 1,440 |
| **NET INTEREST INCOME**, after provision for loan losses | **48,607** | 42,261 | 35,557 |
| **NONINTEREST INCOME** | | | |
| Service charges and other fees | **2,512** | 2,484 | 3,235 |
| Mortgage banking activities | **2,816** | 1,400 | 6,051 |
| Trust fee income | **1,239** | 801 | 631 |
| Gain (loss) on sale of securities available for sale | **-** | 468 | (46) |
| Other | **206** | 285 | 558 |
| Total noninterest income | **6,773** | 5,438 | 10,429 |
| **NONINTEREST EXPENSE** | | | |
| Compensation, payroll taxes and employee benefits (Note 10) | **19,502** | 16,266 | 13,192 |
| Office occupancy and equipment | **6,561** | 5,652 | 4,191 |
| Advertising and business promotion | **1,552** | 1,913 | 1,228 |
| Stationery, printing and supplies | **2,037** | 1,761 | 1,472 |
| Data processing | **1,887** | 1,301 | 487 |
| Professional fees | **4,232** | 3,547 | 2,143 |
| Core deposit intangible amortization | **561** | 660 | - |
| Other | **5,736** | 4,170 | 4,697 |
| Total noninterest expense | **42,068** | 35,270 | 27,410 |
| **INCOME**, before federal income tax expense | **13,312** | 12,429 | 18,576 |
| Federal income tax expense (Note 9) | **4,278** | 4,200 | 6,255 |
| **NET INCOME** | **$ 9,034** | $ 8,229 | $12,321 |
| **EARNINGS PER SHARE, BASIC** | **$ 1.14** | $ 1.04 | $ 1.58 |
| **EARNINGS PER SHARE, DILUTED** | **$ 1.14** | $ 1.04 | $ 1.57 |

*See notes to accompanying consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**(IN THOUSANDS EXCEPT SHARE DATA)**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Deferred Compensation Obligation | Unearned Compensation – ESOP | Total |
|---|---|---|---|---|---|---|---|---|
| **BALANCE**, December 31, 2002 | $95 | $92,528 | $ 83,044 | $ 322 | $(20,342) | $1,590 | $(9,082) | $148,155 |
| Allocation of ESOP shares | – | 383 | – | – | – | – | 699 | 1,082 |
| Purchase of treasury stock (69,697 shares) | – | – | – | – | (1,445) | – | – | (1,445) |
| Deferred compensation | – | – | – | – | – | 464 | – | 464 |
| Dividends paid ($0.34 per share) | – | – | (2,681) | – | – | – | – | (2,681) |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | 12,321 | – | – | – | – | 12,321 |
| Change in net unrealized gain on securities available for sale, net of tax effect of $150 | – | – | – | 291 | – | – | – | 291 |
| Total comprehensive income | – | – | – | – | – | – | – | 12,612 |
| **BALANCE**, December 31, 2003 | 95 | 92,911 | 92,684 | 613 | (21,787) | 2,054 | (8,383) | 158,187 |
| Allocation of ESOP shares | – | 490 | – | – | – | – | 698 | 1,188 |
| Exercise of stock options | – | 8 | – | – | 85 | – | – | 93 |
| Purchase of treasury stock (56,649 shares) | – | – | – | – | (1,302) | – | – | (1,302) |
| Deferred compensation | – | – | – | – | – | 578 | – | 578 |
| Dividends paid ($0.36 per share) | – | – | (2,845) | – | – | – | – | (2,845) |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | 8,229 | – | – | – | – | 8,229 |
| Change in net unrealized loss on securities available for sale, net of tax effect of $(636) | – | – | – | (1,234) | – | – | – | (1,234) |
| Total comprehensive income | – | – | – | – | – | – | – | 6,995 |
| **BALANCE**, December 31, 2004 | 95 | 93,409 | 98,068 | (621) | (23,004) | 2,632 | (7,685) | 162,894 |
| Allocation of ESOP shares | – | 430 | – | – | – | – | 698 | 1,128 |
| Exercise of stock options | – | 9 | – | – | 121 | – | – | 130 |
| Deferred compensation and stock awards earned | – | – | – | – | 113 | – | – | 113 |
| Purchase of treasury stock (85,670 shares) | – | – | – | – | (1,883) | – | – | (1,883) |
| Deferred compensation | – | – | – | – | – | 479 | – | 479 |
| Dividends paid ($0.36 per share) | – | – | (3,048) | – | – | – | – | (3,048) |
| Comprehensive income: | | | | | | | | |
| Net income | – | – | 9,034 | – | – | – | – | 9,034 |
| Change in net unrealized loss on securities available for sale, net of tax effect of $(143) | – | – | – | (277) | – | – | – | (277) |
| Total comprehensive income | – | – | – | – | – | – | – | 8,757 |
| **BALANCE**, December 31, 2005 | **$95** | **$93,848** | **$104,054** | **$(898)** | **$(24,653)** | **$3,111** | **$(6,987)** | **$168,570** |

*See notes to accompanying consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (IN THOUSANDS)

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| **OPERATING ACTIVITIES** | | | |
| Net income | **$ 9,034** | $ 8,229 | $ 12,321 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Provision for deferred income taxes | **468** | 2,477 | 617 |
| Provision for loan losses | **2,390** | 1,555 | 1,440 |
| Deferred compensation and ESOP | **1,720** | 1,766 | 1,546 |
| Depreciation | **2,355** | 1,955 | 1,320 |
| Core deposit intangible amortization | **561** | 660 | – |
| Amortization of securities | **691** | 3,048 | 213 |
| Proceeds from sale of mortgage loans held for sale | **175,126** | 126,823 | 324,960 |
| Origination of mortgage loans held for sale | **(176,484)** | (124,832) | (322,407) |
| Gain on sale of mortgage loans | **(576)** | (199) | (2,980) |
| (Gain) loss on sale of securities available for sale | **–** | (468) | 46 |
| (Gain) loss on sale or disposal of premises and equipment | **(59)** | 144 | 31 |
| Changes in assets and liabilities, net of acquisition: | | | |
| (Increase) in accrued interest receivable and other assets | **(3,795)** | (3,508) | (3,255) |
| Increase in accrued interest payable and other liabilities | **1,365** | 2,636 | 7,812 |
| Net cash from operating activities | **12,796** | 20,286 | 21,664 |
| **LENDING AND INVESTING ACTIVITIES** | | | |
| Proceeds from maturities of securities available for sale | **15,493** | 20,365 | 48,867 |
| Proceeds from sale of securities available for sale | **95** | 63,289 | 25,990 |
| Purchase of securities available for sale | **(10,370)** | (63,898) | (53,964) |
| Purchase of Federal Home Loan Bank stock | **(4,164)** | (3,792) | (236) |
| Acquisition, net of cash acquired (Note 2) | **–** | (24,398) | – |
| Net increase in loans | **(235,369)** | (162,466) | (111,505) |
| Proceeds from sale of premises and equipment | **282** | 4 | – |
| Purchases of premises and equipment | **(8,126)** | (7,225) | (9,631) |
| Net cash used for lending and investing activities | **(242,159)** | (178,121) | (100,479) |
| **DEPOSIT AND FINANCING ACTIVITIES** | | | |
| Net increase in deposits | **139,091** | 49,977 | 76,701 |
| Net increase in federal funds purchased | **6,486** | 36,527 | – |
| Proceeds from exercises of stock options | **130** | 93 | – |
| Proceeds from line of credit | **1,000** | 10,000 | – |
| Repayment of line of credit | **(7,050)** | – | – |
| Repayment of FHLB advances | **(153,854)** | (52,325) | (8,469) |
| Proceeds from FHLB advances | **268,145** | 112,000 | 8,000 |
| Purchase of treasury stock | **(1,883)** | (1,302) | (1,445) |
| Payment of dividends | **(3,048)** | (2,845) | (2,681) |
| Net cash from deposit and financing activities | **249,017** | 152,125 | 72,106 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | **19,654** | (5,710) | (6,709) |
| **CASH AND CASH EQUIVALENTS**, beginning of period | **27,937** | 33,647 | 40,356 |
| **CASH AND CASH EQUIVALENTS**, end of period | **$ 47,591** | $ 27,937 | $ 33,647 |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | | | |
| Cash paid for: | | | |
| Interest | **$ 36,691** | $ 25,901 | $ 23,508 |
| Federal income taxes | **3,600** | 4,410 | 4,995 |

*See notes to accompanying consolidated financial statements.*

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION** – Citizens *First* Bancorp, Inc. (the "Bancorp"), a Delaware company, is the holding company for Citizens *First* Savings Bank (the "Bank"), a state-chartered savings bank headquartered in Port Huron, Michigan. The consolidated financial statements include the accounts of the Bancorp and its wholly owned subsidiary, the Bank (collectively referred to as the "Company"). The Bank also includes the accounts of its wholly owned subsidiaries, Metrobank, Metrobank Financial Services, Metrobank Mortgage, LLC, Citizens Financial Services, Inc. and Citizens *First* Mortgage, LLC. Citizens Financial Services, Inc. includes the accounts of its wholly owned subsidiary, CFS Insurance Agency. Citizens Financial Services, Inc. receives revenue from its subsidiary, which provides insurance services to individuals and small businesses in the Port Huron area. Citizens *First* Mortgage, LLC receives revenue from interest income on loans and the sale of loans. All significant intercompany transactions and balances have been eliminated in consolidation.

**NATURE OF OPERATIONS** – The Company operates predominately in the mideastern portion of Michigan's lower peninsula. The Company's primary services include accepting deposits, making commercial, consumer, and mortgage loans, and engaging in mortgage banking activities. The Company's loan portfolio primarily consists of residential mortgage loans, commercial and multi-family real estate loans, construction loans, commercial loans, automobile loans, home equity loans and lines of credit and a variety of consumer loans. The Company is not dependent upon any single industry or customer. At December 31, 2005, approximately 17.2% of total deposits were held by municipalities.

**USE OF ESTIMATES** – In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of investment securities, mortgage servicing rights, foreclosed real estate, goodwill and other intangible assets.

**CASH AND CASH EQUIVALENTS** – For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from depository institutions, federal funds sold, and interest bearing deposits in other depository institutions, all of which mature within ninety days.

**SECURITIES** – Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost (none at December 31, 2005 and 2004). Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income net of applicable income taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and securities available for sale below their amortized cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

**FEDERAL HOME LOAN BANK STOCK** – Federal Home Loan Bank (FHLB) stock is considered a restricted investment security and is carried at cost. Purchases and sales of FHLB stock are made directly with the FHLB at par value.

**MORTGAGE BANKING ACTIVITIES** – The Company routinely sells to investors its originated long-term residential fixed-rate mortgage loans. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated mortgage servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding, also known as rate lock commitments. Rate lock commitments on residential mortgage loans that are intended to be sold are considered to be derivatives. Fair value is based on fees currently charged to enter into similar agreements. The fair value of rate lock commitments was insignificant at December 31, 2005 and 2004.

The Company uses forward contracts as part of its mortgage banking activities. Forward contracts provide for the delivery of financial instruments at a specified future date and at a specified price or yield. Outstanding forward contracts to sell residential mortgage loans were approximately $3.5 million and $6.5 million at December 31, 2005 and 2004, respectively. The fair value of forward contracts was insignificant at December 31, 2005 and 2004.

**LOANS** – The Company grants mortgage, commercial, and consumer loans to customers. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on all loans, with the exception of commercial loans, is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Commercial loans are monitored after the loan is 90 days delinquent. Upon analysis of the circumstances of the borrower, a decision is made by the Senior Vice President of Commercial Banking, the special loans officer and the loan committee whether or not the loan should be placed on nonperforming status. In all cases, nonperforming loans are charged off at an earlier date if collection of principal or interest is considered doubtful. The Company considers the term *nonperforming* and *nonaccrual* the same.

**ALLOWANCE FOR LOAN LOSSES** – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is assured. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable general market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

**LOAN SERVICING** – Servicing assets are recognized as separate assets when rights are acquired through the sale of originated residential mortgage loans. Capitalized servicing rights are reported in other assets and are amortized against noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or on a valuation model that calculates the present value of estimated future net servicing income using market based assumptions. Temporary impairment is recognized through a valuation allowance for an individual stratum to the extent that fair value is less than the capitalized amount for the stratum. If it is later determined that all or a portion of the temporary impairment no longer exists, the valuation allowance is reduced through a recovery of income. An other-than-temporary impairment results in a permanent reduction to the carrying value of the servicing asset.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

**GOODWILL AND INTANGIBLES** – Goodwill and intangibles arising from business acquisitions represents the value attributable to the identifiable (core deposits) and unidentifiable (goodwill) intangible elements in the business acquired. The fair value of goodwill and intangibles is dependent upon many factors, including the Company's ability to provide quality, cost effective services in the face of competition from other financial institutions. A decline in earnings as a result of business or market conditions, a lack of growth or the Company's' inability to deliver cost effective services over sustained periods can lead to impairment of goodwill and intangibles which could adversely impact earnings in future periods.

The annual test of goodwill impairment is performed during the fourth quarter of each fiscal year by comparing the fair value of the Company to the book value of the Company. If the book value is in excess of the fair value, impairment is indicated and the goodwill must be written down to its fair value.

**PREMISES AND EQUIPMENT** – Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Office buildings are depreciated over 40 years and equipment and furniture over 3 to 7 years. Leasehold improvements are amortized over the terms of their respective leases or the estimated useful lives of the improvements, whichever is shorter.

**FORECLOSED ASSETS** – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of cost or fair value less the cost to sell at the date of the foreclosure, establishing a new cost basis. The variances, if any, are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets amounted to $1.5 million and $1.0 million at December 31, 2005 and 2004, respectively.

**INCOME TAXES** – Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

**STOCK BASED COMPENSATION** – Under the Company's stock-based incentive plan, which is described more fully in Note 11, the Company may grant restricted stock awards and awards to its directors, officers, and employees for up to 476,338 and 1,429,014 shares of common stock, respectively. The Company accounts for stock awards and options under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation expense related to stock options is reflected in net income as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. SFAS No. 123, *Accounting for Stock-Based Compensation*, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. The Company recognizes compensation expense related to restricted stock awards over the period the services are performed. As discussed in the section labeled RECENT ACCOUNTING PRONOUNCEMENTS below, the Company vested substantially all of the stock options effective June 30, 2005. By vesting substantially all stock options outstanding, the Company recognized an additional $595,000 in pro forma expense for the year ended December 31, 2005. By not electing this fair value alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, and include the effects of such immediate vesting of substantially all of the stock options are as follows (in thousands, except per share data):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Net income, as reported | **$9,034** | $8,229 | $12,321 |
| Deduct: Total stock option-based employee compensation expense determined under fair value-based method, net of related tax effects | **(749)** | (130) | (85) |
| Pro forma net income | **$8,285** | $8,099 | $12,236 |
| Earnings per share | | | |
| Basic – as reported | **$ 1.14** | $ 1.04 | $ 1.58 |
| Basic – pro forma | **$ 1.05** | $ 1.03 | $ 1.57 |
| Diluted – as reported | **$ 1.14** | $ 1.04 | $ 1.57 |
| Diluted – pro forma | **$ 1.04** | $ 1.02 | $ 1.56 |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Dividend yield | **1.57%** | 1.56% | 1.60% |
| Expected life | **8 years** | 8 years | 8 years |
| Expected volatility | **28.98%** | 16.55% | 22.00% |
| Risk-free interest rate | **4.00%** | 4.00% | 4.00% |

**OTHER COMPREHENSIVE INCOME** – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on securities available for sale, are reported as a separate component in the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income is comprised solely of unrealized gains and losses on securities available for sale, net of applicable income taxes, for all periods presented.

**EARNINGS PER SHARE** – Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock awards and are determined using the treasury stock method. Treasury and unallocated ESOP shares are not considered outstanding for purposes of calculating basic or diluted earnings per share.

Earnings per common share have been computed based on the following (in thousands except for per share data):

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Net income | **$9,034** | $8,229 | $12,321 |
| Average number of common shares outstanding used to calculate basic earnings per common share | **7,901,860** | 7,890,482 | 7,810,422 |
| Effect of dilutive securities | **38,863** | 37,901 | 32,743 |
| Average number of common shares outstanding used to calculate diluted earnings per common share | **7,940,723** | 7,928,383 | 7,843,165 |
| Number of antidilutive stock options excluded from diluted earnings per share computation | **34,696** | 38,754 | – |

**TRUST ASSETS** – Trust assets held in a fiduciary or agency capacity are not included in the accompanying consolidated balance sheet because they are not assets of the Company.

**ADVERTISING COSTS** – Advertising costs are expensed as incurred.

**RECENT ACCOUNTING PRONOUNCEMENTS** – In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), *Share Based Payment*, which revises SFAS No.123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. SFAS 123(R) establishes accounting requirements for share-based compensation to employees and carries forward prior guidance on accounting for awards to non-employees. This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, *Employers' Accounting for Stock Ownership Plans*. This Statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measure the cost on the grant-date fair value of the award. The provisions of the Statement are effective for the Company's financial statements issued for periods beginning after January 1, 2006. Previously, the Company has used the intrinsic-value method which did not result in expense recognition but, instead, required pro forma presentation of what compensation expense would have been recorded if the fair-value measurement and expense recognition provisions had been applied. Effective June 30, 2005, the Company's Board of Directors accelerated the vesting of substantially all of its outstanding stock options in conjunction with an overall review of the compensation system and in anticipation of implementation of Statement No. 123(R). See the section labeled STOCK BASED COMPENSATION above for the pro forma disclosures and the related effects on basic and diluted earnings per share. Adoption of this Statement is not expected to have a material impact on the Company's Consolidated Financial Statements in future years as substantially all options were fully vested in 2005.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS115-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.* This FSP provides additional guidance on when an investment in a debt or equity security should be considered impaired and when that impairment should be considered other-than-temporary and recognized as a loss in earnings. The guidance clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company applied the guidance in this FSP in 2005.

In December 2005, the FASB issued FSP SOP 94-6-1, *Terms of Loan Products That May Give Rise to a Concentration of Credit Risk.* The FSP was issued to emphasize the requirement to assess the adequacy of disclosures for all lending products whose contractual features may increase the exposure of the originator, holder, investors, guarantor, or servicer to an increased risk of nonpayment or not realizing the full value of the loan. The Company does not have a material amount of nontraditional loan products whose terms represent a concentration of credit risk; therefore, this FSP did not have any impact on the Company.

**RECLASSIFICATIONS** – Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

**NOTE 2 – GOODWILL AND INTANGIBLES**

On January 9, 2004, the Company completed the acquisition of Metro Bancorp, Inc., and its subsidiary Metrobank, a Michigan savings bank headquartered in Farmington Hills, Michigan ("Metrobank") primarily for the purposes of market expansion into the metropolitan Detroit area and an opportunity to leverage its capital base. Under the terms of the transaction, the Company acquired all of the outstanding stock of Metro Bancorp in exchange for cash of $30,000,000.

Goodwill impairment is tested on the first day of the last quarter of each calendar year. This is a five step process. The first step compares the book value of the Company's stock to the fair market value of the shares as reported on a widely recognized internet web site. If the fair market value of the stock is greater than the calculated book value of the stock, the goodwill is deemed not to be impaired and no further testing is required. If the fair market value is less than the calculated book value, four additional steps of determining fair value of additional assets can be taken to determine impairment. Step one indicated the fair market value of the Company stock was in excess of the book value and no further testing was required. Based on the results of our tests for impairment, the Company concluded that no impairment of goodwill existed on October 1, 2005.

Net other intangible assets at December 31, 2005 and December 31, 2004 were $3.2 million and $3.7 million, respectively. These assets consist primarily of core deposit intangibles and amortization expense for the next 5 years is as follows: $477,000, $405,000 in 2006, 2007, and $383,000 in 2008, 2009 and 2010, respectively. Annually, the core deposit intangible is evaluated for impairment by comparing the total dollar value of deposits purchased in 2004 to the amount remaining as of the testing date. Based on our analysis, no impairment of the identifiable intangible asset occurred.

Effective October 1, 2005, Metrobank's charter was dissolved into the Bank and therefore is no longer referred to as a separately chartered bank. As such, Metrobank's subsidiaries Metrobank Mortgage, LLC and Metrobank Financial Services are consolidated into the Bank. Currently, we refer to the Company's four branches in Oakland County as doing business as Metrobank, a subsidiary of Citizens *First* Bancorp. In accordance with FDIC and other regulations, customers of the former Metrobank were notified in regards to this event and FDIC insurance disclosures.

## NOTE 3 – SECURITIES

The amortized cost and estimated fair value of securities available for sale with gross unrealized gains and losses are as follows (in thousands):

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | **Amortized Cost** | **Unrealized Gains** | **Unrealized Losses** | **Fair Value** |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | **$23,379** | **$ –** | **$ 399** | **$22,980** |
| Obligations of state and political subdivisions | **35,506** | **151** | **239** | **35,418** |
| Corporate debt securities | **20,584** | **–** | **108** | **20,476** |
| Equity securities available for sale | **5,000** | **–** | **687** | **4,313** |
| Mortgage-backed securities | **4,400** | **6** | **83** | **4,323** |
| Total securities available for sale | **$88,869** | **$157** | **$1,516** | **$87,510** |

| | December 31, 2004 | | | |
|---|---|---|---|---|
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $26,124 | $103 | $ 150 | $26,077 |
| Obligations of state and political subdivisions | 37,504 | 537 | 152 | 37,889 |
| Corporate debt securities | 19,366 | 1 | 73 | 19,294 |
| Equity securities available for sale | 5,002 | – | 1,117 | 3,885 |
| Mortgage-backed securities | 6,783 | 15 | 104 | 6,694 |
| Total securities available for sale | $94,779 | $656 | $1,596 | $93,839 |

At December 31, 2005 and 2004, securities with a carrying value of $5,606,000 and $6,583,000, respectively, were pledged to secure borrowings, public deposits and for other purposes required or permitted by law.

The amortized cost and estimated fair value of securities available for sale by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands):

| | December 31, 2005 | |
|---|---|---|
| | **Amortized Cost** | **Fair Value** |
| Due within one year or less | **$18,174** | **$18,089** |
| Due after one year through five years | **39,804** | **39,354** |
| Due after five years through ten years | **19,566** | **19,500** |
| Due after ten years | **1,925** | **1,931** |
| Total | **79,469** | **78,874** |
| Mortgage-backed securities | **4,400** | **4,323** |
| Equity securities available for sale | **5,000** | **4,313** |
| Total | **$88,869** | **$87,510** |

For the years ended December 31, 2005, 2004 and 2003, proceeds from sale of securities available for sale amounted to $95,000, $63,289,000 and $25,990,000, respectively. Gross realized gains amounted to $0, $531,000 and $80,000, respectively. Gross realized losses amounted to $0, $63,000 and $126,000, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to $0, $(164,000) and $16,000, respectively.

Information pertaining to securities available for sale with gross unrealized losses at December 31, 2005 and 2004 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows (in thousands):

| | December 31, 2005 | | | |
|---|---|---|---|---|
| | Less than Twelve Months | | Over Twelve Months | |
| | **Unrealized Losses** | **Fair Value** | **Unrealized Losses** | **Fair Value** |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | **$183** | **$11,074** | **$ 216** | **$11,905** |
| Obligations of state and political subdivisions | **160** | **14,128** | **79** | **5,588** |
| Corporate debt securities | **1** | **520** | **107** | **3,499** |
| Equity securities available for sale | **–** | **–** | **687** | **4,315** |
| Mortgage-backed securities | **10** | **889** | **73** | **2,966** |
| Total | **$354** | **$26,611** | **$1,162** | **$28,273** |

| | December 31, 2004 | | | |
|---|---|---|---|---|
| | Less than Twelve Months | | Over Twelve Months | |
| | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $150 | $10,639 | $ – | $ – |
| Obligations of state and political subdivisions | 132 | 7,172 | 20 | 1,848 |
| Corporate debt securities | 73 | 4,193 | – | – |
| Equity securities available for sale | – | – | 1,117 | 3,885 |
| Mortgage-backed securities | 100 | 6,675 | 4 | 566 |
| Total | $455 | $28,679 | $1,141 | $ 6,299 |

Included in the tables above, at December 31, 2005, the Company had 40 securities in an unrealized loss position greater than 12 months, and 52 securities in an unrealized loss position less than 12 months. Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. The unrealized losses reported for equity securities relates to preferred stock issued by FHLMC. These unrealized losses are primarily attributable to changes in interest rates. The unrealized losses, except for the FHLMC stock, were 5% or less of their respective amortized cost basis. The Company has both the intent and ability to hold the securities contained in the previous table for a time necessary to recover the amortized costs.

## NOTE 4 – LOANS

Balances of loans are as follows (in thousands):

| | December 31, 2005 | 2004 |
|---|---|---|
| Real estate loans: | | |
| One-to four-family | **$ 427,714** | $ 404,655 |
| Commercial and multi-family | **418,314** | 345,936 |
| Residential construction | **82,328** | 30,917 |
| Home equity and lines of credit | **131,378** | 113,202 |
| | **1,059,734** | 894,710 |
| Commercial loans | **271,436** | 222,403 |
| Consumer loans: | | |
| Vehicles | **84,189** | 66,463 |
| Other | **24,421** | 24,184 |
| | **108,610** | 90,647 |
| Total loans | **1,439,780** | 1,207,760 |
| Less: | | |
| Allowance for loan losses | **13,546** | 13,472 |
| Net deferred loan fees | **1,198** | 2,231 |
| Net loans | **$1,425,036** | $1,192,057 |

Loans made in the ordinary course of business to related parties, including senior officers and directors of the Company, totaled approximately $14,808,000 and $18,311,000 at December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, $2,390,000 of new loans were made, repayments totaled $1,841,000, and other adjustments related to the Metrobank merger totaled $4,052,000.

Activity in the allowance for loan losses was as follows (in thousands):

| | | Year Ended December 31, | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Balance, beginning of period | **$13,472** | $11,664 | $11,082 |
| Allowance from acquisition | **–** | 1,135 | – |
| Provision for loan losses | **2,390** | 1,555 | 1,440 |
| Charge-offs | **(2,609)** | (1,459) | (1,095) |
| Recoveries | **293** | 577 | 237 |
| Balance, end of period | **$13,546** | $13,472 | $11,664 |

The following is a summary of information pertaining to impaired and nonperforming loans (in thousands):

| | December 31, 2005 | 2004 |
|---|---|---|
| Impaired loans without a valuation allowance | $ 9,569 | $ – |
| Impaired loans with a valuation allowance | 2,290 | 2,653 |
| Total impaired loans | $11,859 | $ 2,653 |
| Valuation allowance related to impaired loans | $ 600 | $ 420 |
| Total nonperforming loans | $21,374 | $10,631 |

| | 2005 | Year Ended December 31, 2004 | 2003 |
|---|---|---|---|
| Average investment in impaired loans | **$7,256** | $3,065 | $257 |
| Interest income recognized on impaired loans | **$ –** | $ – | $ – |
| Interest income recognized on a cash basis on impaired loans | **$ 36** | $ – | $ – |

**NOTE 5 – PREMISES AND EQUIPMENT**

Premises and equipment were as follows (in thousands):

| | December 31, 2005 | 2004 |
|---|---|---|
| Land | **$ 8,626** | $ 6,650 |
| Office buildings | **28,926** | 23,276 |
| Furniture, fixtures, and equipment | **15,523** | 14,064 |
| Construction in process | **2,153** | 3,635 |
| Total premises and equipment | **55,228** | 47,625 |
| Less accumulated depreciation | **(19,000)** | (16,945) |
| Net carrying amount | **$36,228** | $30,680 |

Estimated costs to complete construction contracts in process at December 31, 2005 totaled $3.1 million.

Pursuant to terms of noncancelable lease agreements in effect at December 31, 2005 pertaining to banking premises and equipment, future minimum rent payments under various operating leases are as follows (in thousands):

| | |
|---|---|
| 2006 | $ 852 |
| 2007 | 836 |
| 2008 | 749 |
| 2009 | 428 |
| 2010 | 212 |
| Thereafter | 261 |
| Total | $3,338 |

The leases contain options to extend for periods from 5 to 20 years. The cost of such rentals is not included above. Total rent expense for the years ended December 31, 2005, 2004, and 2003, amounted to $844,000, $691,000, and $99,000, respectively.

**NOTE 6 – LOAN SERVICING**

The unpaid principal balance of mortgage loans serviced for others was approximately $648,855,000, $575,111,000 and $477,982,000 at December 31, 2005, 2004 and 2003, respectively, and are not included in the accompanying consolidated balance sheets.

The fair value of mortgage servicing rights included in other assets at December 31, 2005 and 2004 was $4,118,000 and $3,938,000, respectively. The key economic assumptions used in determining the fair value of the mortgage servicing rights are as follows:

| | 2005 | December 31, 2004 | 2003 |
|---|---|---|---|
| Annual constant prepayment speed | **7.87%** | 10.22% | 13.46% |
| Weighted average life (in months) | **264** | 257 | 269 |
| **Discount rate** | **8.50%** | **7.50%** | **7.25%** |

The following table summarizes mortgage servicing rights capitalized and amortized, along with the aggregate activity in the related valuation allowance (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Balance, beginning of period | **$3,938** | $3,820 | $1,939 |
| Net mortgage servicing rights acquired in acquisition | **–** | 662 | – |
| Amount capitalized | **1,258** | 1,118 | 3,063 |
| Amortization | **1,010** | 1,662 | 2,459 |
| Change in valuation reserve | **(68)** | – | 1,277 |
| Balance, end of period | **$4,118** | $3,938 | $3,820 |
| Valuation allowance: | | | |
| Balance, beginning of period | **$ –** | $ – | $1,277 |
| Additions | **68** | – | – |
| Reductions | **–** | – | 1,277 |
| Balance, end of period | **$ 68** | $ – | $ – |

**NOTE 7 – DEPOSITS**

Interest-bearing deposit balances are summarized as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2005** | 2004 |
| Passbook and savings deposits | **$ 99,171** | $ 97,448 |
| NOW accounts | **91,184** | 129,573 |
| Money market variable rate accounts | **272,319** | 255,716 |
| Time deposits | **498,018** | 360,951 |
| Total | **$960,692** | $843,688 |

At December 31, 2005, the scheduled maturities of time deposits were as follows (in thousands):

| | |
|---|---|
| 2006 | $346,782 |
| 2007 | 62,090 |
| 2008 | 38,885 |
| 2009 | 14,672 |
| 2010 | 22,327 |
| Thereafter | 13,262 |
| Total | $498,018 |

Time deposits individually exceeding $100,000 were approximately $202,470,000 and $133,070,000 at December 31, 2005 and 2004, respectively.

Deposits from related parties held by the Company at December 31, 2005 and 2004, amounted to $2,925,000 and $2,533,000, respectively.

## NOTE 8 – BORROWINGS

**FHLB ADVANCES** – FHLB advances ("advances") consist of fixed-rate advances that bear interest at rates ranging from 2.34 percent to 7.31 percent payable monthly. The advances are collateralized by approximately $363,000,000 and $370,000,000 of mortgage loans at December 31, 2005 and 2004, respectively, under a blanket collateral agreement. At December 31, 2005, the weighted average interest rate on fixed-rate advances was 4.50 percent.

The advances are subject to prepayment penalties and the provisions and conditions of the credit policy of the FHLB. Repayments of the advances are as follows at December 31, 2005 (in thousands):

| | |
|---|---|
| 2006 | $140,186 |
| 2007 | 45,395 |
| 2008 | 89,919 |
| 2009 | 21,602 |
| 2010 | 25,868 |
| Thereafter | 23,530 |
| Total | $346,500 |

**SHORT TERM BORROWINGS** – Borrowings with original maturities of one year or less are classified as short-term. Federal funds purchased are excess balances in reserve accounts held at the Federal Reserve Bank that the Company purchases from other member banks on an overnight basis. The daily average amount outstanding of funds purchased during the year ended December 31, 2005 was $39,574,000 at a weighted daily average interest rate of 3.61%. To provide additional support for growth, the Company has a line of credit from an unrelated bank of which $4.0 million was available and outstanding at December 31, 2005. The effective interest rate on the line of credit is based on the three month LIBOR rate plus 1.30 percent, effectively 5.41 percent at December 31, 2005. Under the terms of the Agreement, the Company is required to be categorized as "well capitalized" under regulatory guidelines. If the Company falls below this category, the line of credit would be terminated and become immediately due. The line is collateralized by the common stock of the Bank and was amended after December 31, 2005 to expire on January 9, 2007.

## NOTE 9 – FEDERAL INCOME TAXES

The consolidated provision for federal income taxes consisted of the following (in thousands):

| | | Year Ended December 31, | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Current tax expense | **$3,810** | $1,723 | $5,638 |
| Deferred tax expense | **468** | 2,477 | 617 |
| Total income tax expense | **$4,278** | $4,200 | $6,255 |

Federal income tax expense differed from the amounts computed by applying the statutory income tax rate to income before federal income tax expense as a result of the following (in thousands):

| | | Year Ended December 31, | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Income tax at statutory rates(1) | **$4,659** | $4,350 | $6,502 |
| Increase (decrease) resulting from: | | | |
| Change in contribution carry forward reserve | **300** | 450 | – |
| Tax-exempt interest expense | **(470)** | (432) | (218) |
| Other | **(211)** | (168) | (29) |
| Total income tax expense | **$4,278** | $4,200 | $6,255 |

*(1) 35% in 2005, 2004 and 2003*

The net deferred income tax asset was comprised of the tax effects of the following temporary differences (in thousands):

| | December 31, 2005 | 2004 |
|---|---|---|
| Deferred income tax assets: | | |
| Allowance for loan losses | **$4,741** | $3,859 |
| Contribution carry forward | **1,210** | 1,461 |
| Deferred loan fees | **–** | 17 |
| Employee benefit obligations | **2,372** | 2,025 |
| Net unrealized loss on securities available for sale | **462** | 320 |
| Other | **367** | 615 |
| Total deferred income tax assets | **9,152** | 8,297 |
| Deferred income tax liabilities: | | |
| Original issue discount | **498** | 275 |
| Investment in subsidiary | **537** | 341 |
| Deferred loan fees | **185** | – |
| Accumulated depreciation | **1,402** | 1,022 |
| Net unrealized gain on securities available for sale | **–** | – |
| Accumulated accretion | **49** | – |
| Core deposit intangible | **1,113** | 1,309 |
| Other | **764** | 720 |
| Total deferred income tax liabilities | **4,548** | 3,667 |
| Deferred income tax asset | **4,604** | 4,630 |
| Valuation allowance | **(750)** | (450) |
| Net deferred income tax asset | **$3,854** | $4,180 |

The Company had a contribution carry forward for tax purposes of $3,457,000 and $4,176,000 at December 31, 2005 and December 31, 2004, respectively, which expires in fiscal 2006. Realization of the deferred income tax asset related to the contribution carry forward is dependent on generation of sufficient taxable income before the carry forward expires. Prior to 2005, it became evident to the Company that realization of the entire contribution carry forward, based on projected taxable income amounts through fiscal 2006, was in doubt. The Company recorded $750,000 and $450,000 at December 31, 2005 and December 31, 2004, respectively, as a valuation allowance against a portion of the contribution carry forward because management believes it is more likely than not that a portion of the benefit associated with their deferred tax asset will not be realized. In addition, the Company has not recognized a deferred tax liability for tax bad debt reserves of approximately $6,600,000 that existed at December 31, 1987, because it is not expected that this temporary difference will reverse in the foreseeable future.

## NOTE 10 – EMPLOYEE BENEFITS

**DEFINED BENEFIT PENSION PLAN** – The Company is a participant in the multiple-employer Financial Institutions Retirement Fund ("FIRF"), which covers substantially all of its officers and employees. The FIRF, for all full-time employees with one year of service, provides benefits based on basic compensation and years of service. The Company's contributions are determined by FIRF and generally represent the normal cost of the FIRF. Specific plan assets and accumulated benefit information for the Company's portion of the FIRF are not available. Under the Employee Retirement Income Security Act of 1974 (ERISA), a contributor to a multiemployer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The (income) expense of the FIRF allocated to the Company for the years ended December 31, 2005, 2004, and 2003 amounted to ($21,000), $0 and $250,000, respectively. The income reported for the year ended December 31, 2005 is based on results of the Plan Valuation Analysis performed by our third party administrator and its actuarial results thereof.

As of February 1, 2004, the Company froze the current accrual of benefits under the FIRF plan and ceased accruing future benefits for employees participating in the FIRF, although vesting service will continue. In addition, the Company is also considering withdrawing from the FIRF, but any withdrawal liability has not yet been quantified.

**DEFINED CONTRIBUTION PLANS** – The Company sponsors a qualified savings plan ("Plan") under Section 401(k) of the Internal Revenue Code. The Plan covers all employees who have completed at least one year of service. Eligible employees may contribute up to 25 percent of their annual compensation, subject to certain maximums established by the Internal Revenue Service. The Company will match up to 50 percent of the first 4 percent of the employees' compensation deferred each year. The Company made matching contributions for the years ended December 31, 2005, 2004, and 2003 of approximately $144,000, $215,000, and $86,000, respectively.

**DEFERRED COMPENSATION ARRANGEMENTS** – The Company has entered into deferred compensation and fee arrangements with certain of its directors and senior officers. The amounts deferred under the arrangements are invested in Company common stock and are maintained in a rabbi trust. The Company has 236,622 and 214,383 treasury shares reserved for the various plans with a related obligation of $3,111,000 and $2,632,000 established within stockholders' equity as of December 31, 2005 and 2004, respectively. The arrangements are accounted for in accordance with EITF Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested.* Assets of the rabbi trusts are consolidated with the Company, and the value of the Company's stock held in rabbi trusts is classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. The Company recognizes the original amount of deferred compensation (fair value of the restricted stock award at the date of grant) as the basis for recognition in the rabbi trust. Changes in fair value owed to employees are not recognized as the arrangements do not permit diversification and must be settled by the delivery of a fixed number of shares of the Company's common stock. Shares repurchased for the rabbi trusts totaled 22,239, 15,725 and 198,658 for the years ended December 31, 2005, 2004 and 2003, respectively. The total shares repurchased have a weighted average price of $17.39 per share.

**EMPLOYEE STOCK OWNERSHIP PLAN** – The Company sponsors a leveraged employee stock ownership plan (ESOP). The ESOP covers all employees with more than one year of service who have completed at least 1,000 hours of service and who have attained the age of 18. The Company provided a loan to the ESOP, which was used to purchase 762,140 shares of the Company's outstanding stock in the open market. The loan bears interest equal to the prime rate at the time of conversion and provides for the repayment of principal over the 15 year term of the loan. The scheduled maturities of the loan are as follows (in thousands):

| Year Ending December 31, | Amount |
|---|---|
| 2006 | $ 507 |
| 2007 | 551 |
| 2008 | 597 |
| 2009 | 648 |
| 2010 | 703 |
| Thereafter | 5,663 |
| Total | $8,669 |

The Company makes annual contributions to the ESOP sufficient to support the debt service of the loan. The loan is secured by the shares purchased, which are held in a suspense account for allocation among the participants as the loan is paid. Dividends paid on unallocated shares are not considered dividends for financial reporting purposes and are used to pay principal and interest on the ESOP loan. Dividends on allocated shares are charged to retained earnings. Compensation expense is recognized for the ESOP equal to the average fair value of shares committed to be released for allocation to participant accounts. Any difference between the average fair value of shares committed to be released for allocation and the ESOP's original acquisition cost is charged or credited to stockholders' equity (additional paid-in capital). Total compensation expense for the ESOP amounted to $1,128,000, $1,188,000 and $1,082,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Shares held by the ESOP include the following:

| | December 31, | |
|---|---|---|
| | **2005** | 2004 |
| Allocated | **254,046** | 203,237 |
| Unallocated | **508,094** | 558,903 |
| Total | **762,140** | 762,140 |

The cost of unallocated ESOP shares (shares not yet released for allocation) is reflected as a reduction of stockholders' equity. The fair value of the unallocated shares was approximately $11,976,000 and $13,514,000 at December 31, 2005 and 2004, respectively.

## NOTE 11 – STOCK BASED COMPENSATION

**RESTRICTED STOCK AWARDS** – The following table summarizes the activity of restricted stock awards:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| Beginning of period | **72,562** | 68,817 | 69,367 |
| Granted | **27,209** | 6,245 | 1,150 |
| Forfeited | **6,597** | 2,500 | 1,700 |
| Exercised | **–** | – | – |
| Outstanding, end of period | **93,174** | 72,562 | 68,817 |

Substantially all awards cliff vest after five years from the date of the award. Compensation expense for the awards was approximately $237,000, $264,000 and $251,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Restricted stock awarded is subject to restrictions on sale, transfer, or assignment for the duration of the employee's life. Holders of restricted stock generally may forfeit ownership of all or a portion of their award if employment is terminated before the end of the vesting period.

**STOCK OPTIONS** – Under the Company's stock-based incentive plan, the Company may grant options to its directors, officers, and employees for up to 1,429,014 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Plan, however, to date, only non-qualified stock options have been granted. The exercise price of each option equals the market price of the Company's stock on the date of grant.

On May 9, 2002, the Company granted 23,100 stock options with an exercise price of $19.85 per share. These options were fully vested at the grant date and are exercisable over a 10-year period. As previously disclosed in the 10-Q filed for the quarterly period ended June 30, 2005, the Company vested substantially all of the stock options. On February 26, 2004, April 19, 2005 and May 17, 2005, the Company granted 42,113, 3,000 and 87,016 stock options with an exercise price of $23.90, $21.91 and $19.95 per share, respectively. At December 31, 2005, 1,152,185 shares were available for future granting of options.

A summary of the status and activity for options granted under the plan is presented below:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2005** | | 2004 | | 2003 | |
| | **Shares** | **Weighted Average Exercise Price** | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding, beginning of period | **186,264** | **$20.00** | 170,800 | $18.95 | 23,100 | $19.85 |
| Options granted during the period | **90,016** | **19.96** | 42,113 | 23.90 | 147,700 | 18.81 |
| Options forfeited | **12,991** | **20.26** | 22,169 | 19.58 | – | – |
| Options exercised | **6,230** | **21.84** | 4,480 | 18.81 | – | – |
| Outstanding, end of period | **257,059** | **$19.93** | 186,264 | $20.00 | 170,800 | $18.95 |
| Options exercisable, end of year | **254,059** | | 46,790 | | 23,100 | |
| Weighted-average fair value of options granted during the period | **$6.80** | | $5.70 | | $5.29 | |

Information pertaining to options outstanding at December 31, 2005 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $23.00 - $24.00 | **34,696** | **8.2 years** | **$23.90** | **34,696** | **$23.90** |
| $20.00 - $21.00 | **3,000** | **9.3 years** | **$21.91** | **–** | **–** |
| $19.00 - $20.00 | **106,123** | **9.4 years** | **$19.93** | **106,123** | **$19.93** |
| $18.00 - $19.00 | **113,240** | **7.2 years** | **$18.81** | **113,240** | **$18.81** |
| Outstanding, end of year | **257,059** | | **$20.00** | **254,059** | **$19.97** |

**NOTE 12 — REGULATORY MATTERS**

The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, which are shown in the table below.

As of December 31, 2005, the most recent notification from the Bank's regulators categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", minimum capital amounts and ratios must be maintained as shown in the following table. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

At December 31, 2005 and 2004, actual capital levels and minimum required for the Bank was as follows (in thousands):

| | Actual | | For Capital Adequacy Purposes | | | To Be Well Capitalized | | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Ratio (Percent) | Amount | | Ratio (Percent) | Amount | | Ratio (Percent) |
| **DECEMBER 31, 2005** | | | | | | | | |
| Total Capital to Risk Weighted Assets: | **$148,607** | **10.6%** | **$112,200** | ≥ | **8.0%** | **$140,300** | ≥ | **10.0%** |
| Tier 1 Capital to Risk Weighted Assets: | **135,061** | **9.6%** | **56,100** | ≥ | **4.0%** | **84,200** | ≥ | **6.0%** |
| Tier 1 Capital to Average Assets: | **135,061** | **8.4%** | **48,300** | ≥ | **3.0%** | **80,500** | ≥ | **5.0%** |
| **DECEMBER 31, 2004** | | | | | | | | |
| Total Capital to Risk Weighted Assets: | | | | | | | | |
| Citizens *First* Savings Bank | $125,475 | 12.8% | $ 78,700 | ≥ | 8.0% | $ 98,400 | ≥ | 10.0% |
| Tier 1 Capital to Risk Weighted Assets: | | | | | | | | |
| Citizens *First* Savings Bank | 113,539 | 11.5% | 39,400 | ≥ | 4.0% | 59,000 | ≥ | 6.0% |
| Tier 1 Capital to Average Assets: | | | | | | | | |
| Citizens *First* Savings Bank | 113,539 | 9.7% | 35,200 | ≥ | 3.0% | 58,600 | ≥ | 5.0% |

*(1) The December 31, 2005 information reflects the merger of Metrobank into Citizens First Savings Bank (see Note 2). The December 31, 2004 information is only for Citizens First Savings Bank since at December 31, 2004, Citizens First Savings Bank and Metrobank were separately chartered savings banks.*

The Bank is required to maintain average cash balances on hand or with the Federal Reserve Bank. At December 31, 2005 and 2004, the reserve balance amounted to $5,219,000 and $4,397,000, respectively.

Federal and state banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. Accordingly, $107,542,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2005. At December 31, 2005, the Bank's retained earnings available for the payment of dividends was $35,821,000.

Loans or advances made by the Bank to the Company are generally limited to 10 percent of the Bank's capital stock and surplus. Accordingly, at December 31, 2005, Bank funds available for loans or advances to the Company amounted to approximately $14,861,000.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

## NOTE 13 – COMMITMENTS AND CONTINGENCIES

**CREDIT-RELATED FINANCIAL INSTRUMENTS** – The Company is a party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the notional or contractual amounts of financial instruments with off-balance sheet risk at December 31, 2005 and 2004 is as follows (in thousands):

| | December 31, | |
|---|---|---|
| | **2005** | 2004 |
| Commercial and stand-by letters of credit | **$ 9,062** | $ 6,387 |
| Unused lines of credit | **270,829** | 168,162 |
| Commitments to originate loans or to refinance existing loans: | | |
| Real estate | **88,180** | 50,142 |
| Commercial | **42,997** | 28,881 |
| Consumer | **8,324** | 4,919 |
| Total commitments to extend credit | **$419,392** | $258,491 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Commercial and standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily used to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. Under FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, fees earned on commercial and standby letters of credit are required to be deferred over the contractual life of the letter of credit. The Company determined that the fair value of guarantees on standby letters of credit has an immaterial effect on the financial results at December 31, 2005.

To reduce credit risk related to the use of credit-related financial instruments, the Company generally holds collateral supporting those commitments if deemed necessary. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies, but may include cash, securities, accounts receivable, inventory, property, plant, equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Company is permitted to sell or repledge the collateral on short notice, the Company records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

**LEGAL CONTINGENCIES** – At December 31, 2005, there were no material pending legal proceedings to which the Company is a party or to which any of its property was subject, except for proceedings which arise in the ordinary course of business. In the opinion of management, pending legal proceedings will not have a material effect on the consolidated financial position or results of operation of the Company.

## NOTE 14 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments are presented below. Certain items, the most significant being premises and equipment, pension and deferred compensation arrangements, and the customer relationship intangible do not meet the definition of a financial instrument and are excluded from this disclosure. Accordingly, this fair value information is not intended to, and does not, represent the Company's underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimates inherently involve the use of judgment about a wide variety of factors, including, but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The carrying values and estimated fair values of financial instruments were as follows (in thousands):

| | **December 31, 2005** | | December 31, 2004 | |
|---|---|---|---|---|
| | **Carrying Value** | **Estimated Fair Value** | Carrying Value | Estimated Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | **$ 47,591** | **$ 47,591** | $ 27,937 | $ 27,937 |
| Securities available for sale | **87,510** | **87,510** | 93,839 | 93,839 |
| Federal Home Loan Bank stock | **17,700** | **17,700** | 13,536 | 13,536 |
| Loans held for sale | **2,126** | **2,126** | 192 | 192 |
| Loans | **1,425,036** | **1,434,473** | 1,192,057 | 1,193,719 |
| Accrued interest receivable | **7,911** | **7,911** | 5,666 | 5,666 |
| Financial liabilities: | | | | |
| Deposits | **1,072,195** | **1,011,395** | 933,104 | 934,343 |
| Federal Home Loan Bank advances | **346,500** | **343,055** | 232,209 | 237,039 |
| Bank line of credit | **3,950** | **3,950** | 10,000 | 10,000 |
| Federal funds purchased | **52,013** | **52,013** | 45,527 | 45,527 |
| Accrued interest payable | **2,255** | **2,255** | 853 | 853 |

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

**CASH AND CASH EQUIVALENTS** – *Due to their short-term nature, the carrying value of cash and short-term instruments approximate fair values.*

**SECURITIES AND FHLB STOCK** – Fair values for securities available for sale are based on quoted market prices. The carrying value of FHLB stock approximates fair value based on the redemption provisions of the FHLB.

**LOANS HELD FOR SALE** – Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

**LOANS** – For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values, as adjusted by estimated credit losses. Fair values for other mortgage, commercial, and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

**DEPOSITS** – Fair values for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are equal to the amount payable on demand at the reporting date (i.e., their carrying values). The carrying values of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

**FHLB ADVANCES** – Fair values of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

**SHORT-TERM BORROWINGS** – The carrying values of short-term borrowings approximate fair values.

**ACCRUED INTEREST** – The carrying values of accrued interest approximate fair values.

**OFF-BALANCE SHEET INSTRUMENTS** – Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair value of loan commitments and standby letters of credit, valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles, is not considered material.

The fair value of off-balance sheet financial instruments used for risk management purposes, which consists solely of forward contracts extending up to 30 days to sell mortgage loans, is not material.

## NOTE 15 – STOCK REPURCHASE PROGRAM

On October 1, 2002, the Company announced a share repurchase program authorizing the repurchase of shares of the Company's outstanding common stock. All share repurchases under the Company's share repurchase program are transacted in the open market and are within the scope of Rule 10b-18, which provides a safe harbor for purchases in a given day if an issuer of equity securities satisfies the manner, timing, price and volume conditions of the rule when purchasing its own common shares in the open market. The program allows management to repurchase up to 428,701 shares of the Company's common stock, of which 63,431, 40,924 and 54,500 shares were repurchased during the years ended December 31, 2005, 2004 and 2003, respectively. The repurchased shares are reserved for reissuance in connection with future employee benefit plans and other general corporate purposes.

## NOTE 16 – CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF PARENT COMPANY

The following represents the condensed financial statements of Citizens *First* Bancorp, Inc. ("Parent") only, which should be read in conjunction with the Company's consolidated financial statements.

## BALANCE SHEETS (IN THOUSANDS):

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash at subsidiary bank | **$ 709** | $ 877 |
| Securities available for sale | **20,771** | 18,483 |
| Commercial real estate loans | **–** | 4,675 |
| Investment in subsidiaries | **147,976** | 144,188 |
| Deferred taxes and other assets | **4,345** | 5,648 |
| Total assets | **$173,801** | $173,871 |
| **LIABILITIES** | | |
| Bank line of credit | **$ 3,950** | $ 10,000 |
| Accrued expenses and other liabilities | **1,281** | 977 |
| Total liabilities | **5,231** | 10,977 |
| **STOCKHOLDERS' EQUITY** | **168,570** | 162,894 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$173,801** | $173,871 |

## STATEMENTS OF INCOME (IN THOUSANDS):

| | Year Ended December 31, 2005 | 2004 | 2003 |
|---|---|---|---|
| Income: | | | |
| Interest on loans | **$ 362** | $ 207 | $ 571 |
| Interest on investments | **1,517** | 382 | 213 |
| Dividends from subsidiaries | **5,000** | 20,500 | 5,450 |
| Other | **-** | 166 | 14 |
| Total income | **6,879** | 21,255 | 6,248 |
| Expense: | | | |
| Interest on short term borrowings | **(466)** | (361) | - |
| Other | **(1,320)** | (1,152) | (861) |
| Income, before income taxes and equity in undistributed net income of subsidiaries | **5,093** | 19,742 | 5,387 |
| Income tax benefit (expense) | **(273)** | 256 | 139 |
| Income, before equity in undistributed net income of subsidiaries | **4,820** | 19,998 | 5,526 |
| Equity in undistributed net income (loss) of subsidiaries | **4,214** | (11,769) | 6,795 |
| Net income | **$9,034** | $ 8,229 | $12,321 |

## STATEMENTS OF CASH FLOWS (IN THOUSANDS):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2005** | 2004 | 2003 |
| **OPERATING ACTIVITIES** | | | |
| Net income | **$ 9,034** | $ 8,229 | $12,321 |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| (Gain) loss on sale of investments | **–** | (109) | 80 |
| Amortization (accretion) of securities | **213** | (868) | 3 |
| Equity in undistributed net income (loss) of subsidiaries | **(3,788)** | 11,769 | (6,795) |
| Deferred compensation and ESOP | **1,720** | 1,766 | 1,546 |
| (Increase) decrease in accrued interest receivable and other assets | **1,081** | (1,451) | – |
| Increase (decrease) in accrued interest payable and other liabilities | **(403)** | 358 | 171 |
| Net cash from operating activities | **7,857** | 19,694 | 7,326 |
| **INVESTING ACTIVITIES** | | | |
| Purchase of Metrobank | **–** | (30,000) | – |
| Proceeds from sale or maturity of investments | **8,521** | 4,572 | 4,631 |
| Purchase of investments | **(10,370)** | (8,775) | – |
| Net (increase) decrease in loans | **4,675** | 588 | (2,288) |
| Purchase of land | **–** | – | (123) |
| Net cash from (used for) investing activities | **2,826** | (33,615) | 2,220 |
| **FINANCING ACTIVITIES** | | | |
| Proceeds from exercises of stock options | **130** | 93 | – |
| Proceeds from line of credit | **1,000** | 10,000 | – |
| Repayment of line of credit | **(7,050)** | – | – |
| Purchase of treasury stock | **(1,883)** | (1,302) | (1,445) |
| Payment of dividends | **(3,048)** | (2,845) | (2,681) |
| Net cash from (used for) financing activities | **(10,851)** | 5,946 | (4,126) |
| **NET CHANGE IN CASH AT SUBSIDIARY BANK** | **(168)** | (7,975) | 5,420 |
| **CASH**, beginning of period | **877** | 8,852 | 3,432 |
| **CASH**, end of period | **$ 709** | $ 877 | $ 8,852 |

## NOTE 17 – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Company's quarterly results for the years ended December 31, 2005 and 2004 (in thousands):

| | For the Three-month Periods Ended | | | | |
|---|---|---|---|---|---|
| | **March 31, 2005** | **June 30, 2005** | **September 30, 2005** | **December 31, 2005** | **Total** |
| Interest income | **$19,480** | **$21,511** | **$23,187** | **$24,911** | **$89,089** |
| Interest expense | **7,483** | **9,157** | **10,085** | **11,367** | **38,092** |
| Net interest income | **11,997** | **12,354** | **13,102** | **13,544** | **50,997** |
| Provision for loan losses | **480** | **780** | **560** | **570** | **2,390** |
| Noninterest income | **1,389** | **1,473** | **2,187** | **1,724** | **6,773** |
| Noninterest expense | **9,933** | **10,028** | **10,860** | **11,247** | **42,068** |
| Income, before federal income tax expense | **2,973** | **3,019** | **3,869** | **3,451** | **13,312** |
| Federal income tax expense | **965** | **874** | **1,386** | **1,053** | **4,278** |
| Net income | **$ 2,008** | **$ 2,145** | **$ 2,483** | **$ 2,398** | **$ 9,034** |
| Earnings per share, basic | **$ 0.25** | **$ 0.27** | **$ 0.32** | **$ 0.31** | **$ 1.14** |
| Earnings per share, diluted | **$ 0.25** | **$ 0.27** | **$ 0.31** | **$ 0.30** | **$ 1.14** |

| | For the Three-month Periods Ended | | | | |
|---|---|---|---|---|---|
| | March 31, 2004 | June 30, 2004 | September 30, 2004 | December 31, 2004 | Total |
| Interest income | $16,570 | $17,069 | $17,614 | $18,190 | $69,443 |
| Interest expense | 6,148 | 6,255 | 6,369 | 6,855 | 25,627 |
| Net interest income | 10,422 | 10,814 | 11,245 | 11,335 | 43,816 |
| Provision for loan losses | 90 | 198 | 470 | 797 | 1,555 |
| Noninterest income | 1,409 | 1,640 | 798 | 1,591 | 5,438 |
| Noninterest expense | 8,858 | 9,338 | 8,226 | 8,848 | 35,270 |
| Income, before federal income tax expense | 2,883 | 2,918 | 3,347 | 3,281 | 12,429 |
| Federal income tax expense | 999 | 972 | 1,142 | 1,087 | 4,200 |
| Net income | $ 1,884 | $ 1,946 | $ 2,205 | $ 2,194 | $ 8,229 |
| Earnings per share, basic | $ 0.24 | $ 0.25 | $ 0.28 | $ 0.27 | $ 1.04 |
| Earnings per share, diluted | $ 0.24 | $ 0.25 | $ 0.28 | $ 0.27 | $ 1.04 |

CitizensFirst Bancorp, Inc.

Citizens *First* Bancorp, Inc.
525 Water Street
Port Huron, MI 48060
800.462.2786
www.cfsbank.com